      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 2000


                                                      REGISTRATION NO. 333-33836

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                               PARLEX CORPORATION
             (Exact name of registrant as specified in its charter)

                     MASSACHUSETTS                                               04-2464749
              (State or other jurisdiction                                    (I.R.S. Employer
           of incorporation or organization)                               Identification Number)

                                ONE PARLEX PLACE
                          METHUEN, MASSACHUSETTS 01844
                                 (978) 685-4341
          (Address of principal executive offices, including zip code)

                 MR. HERBERT W. POLLACK                                     MR. PETER J. MURPHY
                        Chairman                                   President and Chief Executive Officer
                   Parlex Corporation                                        Parlex Corporation
                    One Parlex Place                                          One Parlex Place
              Methuen, Massachusetts 01844                              Methuen, Massachusetts 01844
                     (978) 685-4341                                            (978) 685-4341

              (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                         ------------------------------

                  Please send copies of all communications to:

       KEITH F. HIGGINS, ESQ.               EDWARD D. KUTCHIN, ESQ.                KEVIN M. DENNIS, ESQ.
            Ropes & Gray                      Kutchin & Rufo, P.C.                 ANDREW F. VILES, ESQ.
      One International Place                  175 Federal Street               Goodwin, Procter & Hoar LLP
    Boston, Massachusetts 02110           Boston, Massachusetts 02110                  Exchange Place
           (617) 951-7000                        (617) 542-3000                 Boston, Massachusetts 02109
        (617) 951-7050 (Fax)                  (617) 542-3001 (Fax)                     (617) 570-1000
                                                                                    (617) 523-1231 (Fax)

                         ------------------------------

    Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering. / /

    If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 24, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

                                1,400,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------


    We are offering 1,250,000 shares of our common stock and the selling stockholders identified in this prospectus under "Selling Stockholders" on page 44 are offering an additional 150,000 shares. We will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.



    Our common stock is quoted on the Nasdaq National Market under the symbol "PRLX." The last reported sale price for our common stock on May 23, 2000 was $22.375 per share.



    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.


                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
    Public Offering Price...................................   $          $
    Underwriting Discount...................................   $          $
    Proceeds to Parlex......................................   $          $
    Proceeds to the Selling Stockholders....................   $          $

    The underwriters have an option to purchase 210,000 additional shares of our common stock from us at the public offering price, less the underwriting discount, to cover any over-allotments of shares.
                            ------------------------


ADAMS, HARKNESS & HILL, INC.                             NEEDHAM & COMPANY, INC.


                       Prospectus dated           , 2000.

    TOP OF THE PAGE HEADING: "PARLEX INTERCONNECTS A WORLD OF APPLICATIONS"

    The page will include photographs of the following Parlex products:

    - Single-sided and double-sided flexible circuits

    - Polymer thick film flexible circuit

    - Laminated cable

    - Flexible interconnect hybrid with surface mounted components

    The page will also include photographs of the following end products:

    - Automobile

    - Network server

    - Cellular handset

    - Medical monitoring equipment

    - Personal digital assistant

    The layout of the page will be arranged as a collage of our products intermingled with the end products listed above.

    Our logo will appear in the bottom right corner of the page.

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................      4
Risk Factors................................................      7
Forward-Looking Statements..................................     12
Use of Proceeds.............................................     13
Price Range of Common Stock.................................     13
Dividend Policy.............................................     14
Capitalization..............................................     14
Unaudited Pro Forma Consolidated Condensed Financial
  Statements................................................     15
Selected Consolidated Financial Data........................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Business....................................................     29
Management..................................................     42
Selling Stockholders........................................     44
Underwriting................................................     45
Legal Matters...............................................     47
Experts.....................................................     47
Additional Information......................................     48
Index to Consolidated Financial Statements..................    F-1


                            ------------------------

    PALCore-Registered Trademark-, PALFlex-Registered Trademark-,
PALCoat-Registered Trademark-, U-Flex-Registered Trademark-, and
Polysolder-Registered Trademark- and the logo of Parlex are registered trademarks of Parlex. PALCon-TM-, AutoNet-TM-, HSI+-TM- and Pemacs-TM- are trademarks of Parlex. This prospectus also contains trademarks and trade names of other companies.

    Unless the context otherwise requires, references in this prospectus to "Parlex," "we," "us" and "our" refer to Parlex Corporation and its subsidiaries.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH MORE DETAILED INFORMATION AND OUR CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES TO THOSE STATEMENTS AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                               PARLEX CORPORATION

    We are a leading provider of flexible interconnect solutions to the automotive, telecommunications and networking, diversified electronics, aerospace and computer markets. Our product offerings, which we believe are the broadest of any company in the flexible interconnect industry, include flexible circuits, laminated cable, flexible interconnect hybrid circuits, prototype flexible circuits and flexible interconnect assemblies. We supply products to some of the leading original equipment manufacturers in our target markets, including Motorola, Siemens, Nortel Networks, Symbol Technologies, Honeywell and Hewlett-Packard. We operate seven manufacturing facilities, which are located in China, Mexico, the United Kingdom and the United States.

    Flexible interconnect products provide electrical connection between components in electronic systems and are increasingly used as a platform for the attachment of electronic devices such as capacitors, resistors, integrated circuits and connectors. The advantages of using flexible interconnects instead of alternative technologies such as rigid printed circuits include three-dimensional packaging, superior thermal qualities and reduced size and weight. These advantages are increasingly valuable as electronic devices become smaller, more portable and more complex. The IPC, an international trade organization, estimates that worldwide sales of flexible circuits alone in 1998 were approximately $2.8 billion.

    We have strong relationships with our customers and work closely with them throughout the product design phase. Our creative engineering expertise, coupled with our ability to advance the technology of manufacturing processes and materials, allows us to provide our customers with a comprehensive range of flexible interconnect solutions. Once a design is completed, we use our proprietary materials and processes, including PALFlex-Registered Trademark-, PALCoat-Registered Trademark-, U-Flex-Registered Trademark-, PALCon-TM-, PALCore-Registered Trademark- HP and Polysolder-Registered Trademark- to produce a flexible interconnect that meets our customers' requirements for functionality, cost and reliability.

    In recent years our growth has supported an expansion of our manufacturing operations to better accommodate our customers' geographic and cost requirements. In 1995, we established Parlex (Shanghai) Circuit Co., Ltd., or Parlex Shanghai, a joint venture in China designed to serve the Asian market for flexible circuits as well as to produce products more cost-effectively for North American customers. We opened an interconnect assembly and finishing facility in Mexico, which began shipments of product in fiscal 1999. In fiscal 1999, we also increased the size of our manufacturing facilities in Massachusetts, New Hampshire and China. Our total manufacturing space is now approximately 320,000 square feet. Additionally, we have established distribution and customer support capabilities in Singapore and France.

    In April 1999, we acquired the Dynaflex division of CCIR of California Corp., a subsidiary of Hadco Corporation. Dynaflex, which is located in San Jose, California, produces a full range of flexible circuits in limited quantities with short lead times, as required for the manufacture of prototype products.

    In March 2000, we acquired Poly-Flex Circuits, Inc. and Poly-Flex Circuits Limited, wholly-owned subsidiaries of Cookson Group plc. This acquisition further diversified our product offerings by providing us with polymer thick film and surface mount assembly capabilities. As a result of this acquisition, we now have flexible interconnect solutions for the growing home appliance and radio frequency identification markets, which will further diversify our target markets. Poly-Flex has manufacturing facilities in Cranston, Rhode Island and the United Kingdom.

    Our strategy is to be the flexible interconnect supplier of choice for customers in our target markets. The key elements of our strategy include:

    - Developing innovative processes and materials to enhance the opportunity for growth within our target markets;

    - Offering the broadest range of products in the flexible interconnect industry to serve virtually all of our customers' flexible interconnect needs;

    - Developing strategic relationships with key customers in target industries to achieve greater insight into our customers' entire range of flexible interconnect requirements;

    - Diversifying our customer base across specific markets to help mitigate the effects of economic cycles in any one industry; and

    - Continuing to expand our global presence.

    We were incorporated in Massachusetts in 1970. Our principal executive offices are at One Parlex Place, Methuen, Massachusetts 01844, and our telephone number is (978) 685-4341. Our Web site address is WWW.PARLEX.COM. The information contained on our Web site is not incorporated by reference in this prospectus.

                                  THE OFFERING


Common stock offered by:
  Parlex...................................................  1,250,000 shares
  The Selling Stockholders.................................  150,000 shares

Common stock to be outstanding after the offering..........  6,069,284 shares

Use of proceeds............................................  To repay debt of approximately
                                                             $24.2 million, of which approximately
                                                             $20.1 million was incurred in connection
                                                             with our Poly-Flex acquisition, and for
                                                             general corporate purposes, including
                                                             working capital

Nasdaq National Market symbol..............................  PRLX



    The number of shares of common stock that will be outstanding after this offering excludes 361,057 shares of common stock issuable upon the exercise of stock options outstanding at May 12, 2000 at a weighted average exercise price of $18.15 per share. Of these, 123,182 shares of common stock are subject to immediately exercisable stock options at a weighted average exercise price of $11.90 per share.


    All of the information in this prospectus assumes no exercise of the underwriters' overallotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    The following summary consolidated financial data is derived from and qualified in its entirety by our financial statements. You should read this summary financial data together with "Management Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.



    We acquired Poly-Flex Circuits, Inc. and Poly-Flex Circuits Limited on March 1, 2000. The pro forma statement of operations data reflect our acquisition of Poly-Flex as if it had occurred on the first day of the period presented.


                                                                  FISCAL YEAR
                                                                     ENDED
                                                                   JUNE 30,
                                  FISCAL YEAR ENDED                  1999
                                      JUNE 30,
                       ---------------------------------------        PRO
                          1997          1998         1999(1)      FORMA(1)(2)
                       -----------   -----------   -----------   -------------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED
  STATEMENTS OF
  OPERATIONS DATA:
Total revenues.......    $55,087       $60,275       $67,047       $ 92,842
Cost of products
  sold...............     44,137        47,304        52,785         72,081
                         -------       -------       -------       --------
Gross profit.........     10,950        12,971        14,262         20,761
Selling, general and
  administrative
  expenses...........      7,288         8,272         9,715         14,517
                         -------       -------       -------       --------
Operating income.....      3,662         4,699         4,547          6,244
Income from
  operations before
  income taxes and
  minority
  interest...........      3,381         5,130         4,681          4,936
Net income...........    $ 2,120       $ 3,157       $ 3,020       $  3,173
Net income per share:
  Basic..............    $  0.59       $  0.73       $  0.65       $   0.68
  Diluted............    $  0.57       $  0.71       $  0.63       $   0.67
Weighted average
  shares outstanding:
  Basic..............      3,569         4,296         4,662          4,662
  Diluted............      3,715         4,466         4,771          4,771

                                                          MARCH 26, 2000
                                                   -----------------------------
                                                     ACTUAL      AS ADJUSTED(5)
                                                   -----------   ---------------
                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital...............................................................
Total assets..................................................................
Current portion of long-term debt.............................................
Long-term debt, less current portion..........................................
Stockholders' equity..........................................................

CONSOLIDATED
  STATEMENTS OF
  OPERATIONS DATA:
Total revenues.......    $46,945       $70,021       $85,090        $ 85,090
Cost of products
  sold...............     37,684        53,171        65,387          65,387
                         -------       -------       -------        --------
Gross profit.........      9,261        16,850        19,703          19,703
Selling, general and
  administrative
  expenses...........      6,686         8,762        12,303          12,303
                         -------       -------       -------        --------
Operating income.....      2,575         8,088         7,400           7,400
Income from
  operations before
  income taxes and
  minority
  interest...........      2,781         7,724         6,014           7,102
Net income...........    $ 1,682       $ 4,600       $ 3,568        $  4,221
Net income per share:
  Basic..............    $  0.36       $  0.96       $  0.74        $   0.73
  Diluted............    $  0.35       $  0.94       $  0.73        $   0.72
Weighted average
  shares outstanding:
  Basic..............      4,645         4,805         4,805           5,770
  Diluted............      4,772         4,884         4,884           5,848
CONSOLIDATED BALANCE
Working capital......                                $21,650        $ 28,280
Total assets.........                                 97,614         101,244
Current portion of lo                                  4,596           1,596
Long-term debt, less                                  19,835             435
Stockholders' equity.                                 50,122          76,152


------------------------------


(1) Includes Dynaflex beginning April 30, 1999.



(2) Adjusted to reverse historical depreciation and amortization and record an increase in net depreciation and amortization of $469,000, to reverse a management fee for corporate overhead expenses of $1.0 million allocated by Poly-Flex's prior parent, to reverse historical interest expense and record an increase in net interest expense of $797,000, and to record the income tax effects of these pro forma adjustments assuming a 40% statutory tax rate.



(3) Adjusted to reverse historical depreciation and amortization and record an increase in net depreciation and amortization of $352,000, to reverse a management fee for corporate overhead expenses of $773,000 allocated by Poly-Flex's prior parent, to reverse historical interest expense and record an increase in net interest expense of $651,000, and to record the income tax effects of these pro forma adjustments assuming a 40% statutory tax rate.



(4) Adjusted to give effect to the repayment with the net proceeds of this offering of $20.1 million of debt incurred in connection with the Poly-Flex acquisition, as if it had occurred on the first day of the period presented.



(5) Adjusted to give effect to the sale of 1,250,000 shares of common stock by us at an assumed public offering price of $22.375 per share and the application of the estimated net proceeds from this sale to repay
    $22.4 million of debt, including $20.1 million of debt incurred in connection with the Poly-Flex acquisition.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE INVESTING IN OUR COMMON STOCK. THE FACTORS DISCUSSED BELOW MAY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

OUR OPERATING RESULTS FLUCTUATE AND MAY FAIL TO SATISFY THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, CAUSING OUR STOCK PRICE TO DECLINE.

    Our operating results have fluctuated significantly in the past and we expect our results to continue to fluctuate in the future. Our results may fluctuate due to a variety of factors, including the timing and volume of orders from customers, the timing of introductions of and market acceptance of new products, changes in prices of raw materials, variations in production yields and general economic trends. It is possible that in some future periods our results of operations may not meet or exceed the expectations of public market analysts and investors. If this occurs, the price of our common stock is likely to decline.

OUR QUARTERLY RESULTS DEPEND UPON A SMALL NUMBER OF LARGE ORDERS RECEIVED IN EACH QUARTER, SO THE LOSS OF ANY SINGLE LARGE ORDER COULD HARM QUARTERLY RESULTS AND CAUSE OUR STOCK PRICE TO DROP.

    A substantial portion of our sales in any given quarter depends on obtaining a small number of large orders for products to be manufactured and shipped in the same quarter in which the orders are received. Although we attempt to monitor our customers' needs, we often have limited knowledge of the magnitude or timing of future orders. It is difficult for us to reduce spending on short notice on operating expenses such as fixed manufacturing costs, development costs and ongoing customer service. As a result, a reduction in orders, or even the loss of a single large order, for products to be shipped in any given quarter could have a material adverse effect on our quarterly operating results. This, in turn, could cause our stock price to decline.

BECAUSE WE SELL A SUBSTANTIAL PORTION OF OUR PRODUCTS TO A LIMITED NUMBER OF CUSTOMERS, THE LOSS OF A SIGNIFICANT CUSTOMER OR A SUBSTANTIAL REDUCTION IN ORDERS BY ANY SIGNIFICANT CUSTOMER WOULD HARM OUR OPERATING RESULTS.


    Historically we have sold a substantial portion of our products to a limited number of customers. Our 20 largest customers based on sales accounted for approximately 71% of our total revenue in fiscal 1997, 64% in fiscal 1998, 63% in fiscal 1999 and 69% in the first nine months of fiscal 2000. Sales to several divisions of Motorola alone accounted for approximately 20% of our total revenue in fiscal 1997, 23% in fiscal 1998, 15% in fiscal 1999 and 10% in the first nine months of fiscal 2000.


    We expect that a limited number of customers will continue to account for a high percentage of our total revenues in the foreseeable future. As a result, the loss of a significant customer or a substantial reduction in orders by any significant customer would cause our revenues to decline and have an adverse effect on our operating results.

IF WE ARE UNABLE TO RESPOND EFFECTIVELY TO THE EVOLVING TECHNOLOGICAL REQUIREMENTS OF CUSTOMERS, OUR PRODUCTS MAY NOT BE ABLE TO SATISFY THE DEMANDS OF EXISTING AND PROSPECTIVE CUSTOMERS AND WE MAY LOSE REVENUES AND MARKET SHARE.

    The market for our products is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities. We will need to develop and market products that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. There can be no assurance that the materials and processes that we are currently developing will result in commercially viable technological processes, or that there will be commercial applications for these technologies. In addition, we may not be able to make the capital investments required to develop, acquire or implement new technologies and equipment that are necessary to remain competitive. It is also possible that the flexible interconnect industry could encounter competition from new technologies in the future that render flexible interconnect technology less competitive or obsolete. If we fail to keep pace with technological change, our products may become less competitive or obsolete and we may lose customers and revenues.

A SIGNIFICANT DOWNTURN IN ANY OF THE SECTORS IN WHICH WE SELL PRODUCTS COULD RESULT IN A REVENUE SHORTFALL.

    We sell our flexible interconnect products principally to the automotive, telecommunications and networking, diversified electronics, aerospace and computer markets. Although we serve a variety of markets to avoid a dependency on any one sector, a significant downturn in any of these market sectors could cause a material reduction in our revenues, which could be difficult to replace.

IF WE FAIL TO EXPAND OUR MANUFACTURING CAPACITY, WE COULD LOSE EXISTING AND POTENTIAL CUSTOMERS AND DAMAGE OUR COMPETITIVE POSITION.

    Our long-term competitive position depends in part on our ability to increase and adapt our manufacturing capacity. In fiscal 1999, limited capacity at our Methuen, Massachusetts and Salem, New Hampshire facilities prevented us from accepting customer orders we otherwise would have fulfilled. During fiscal 1999 we expanded our production capacity in our facilities in Massachusetts, New Hampshire and Shanghai, China. We are currently capacity constrained in our Shanghai, China facility, although we are addressing this by currently adding capacity in this facility as well as in our Empalme, Mexico facility. We must continue to expand our manufacturing capacity to accommodate additional customer demand, increased sales volumes and changing customer needs. In addition to expanding our existing facilities, we may open new facilities to expand our manufacturing capacity and increase our global presence. Such an expansion would likely require significant capital expenditures and other expenses and any new facilities may not operate profitability in the short term or at all. Any failure to complete our expansions on schedule and within budget could have a material adverse effect on our revenues and our competitive position.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS, AND ANY INTERRUPTION IN OUR PRIMARY SOURCES OF SUPPLY, OR ANY SIGNIFICANT INCREASE IN THE PRICES OF MATERIALS, CHEMICALS OR COMPONENTS, WOULD HAVE AN ADVERSE EFFECT ON OUR SHORT-TERM OPERATING RESULTS.

    We purchase the bulk of our raw materials, process chemicals and components from a limited number of outside sources. In fiscal 1999, we purchased approximately 60% of our materials from DuPont and Sheldahl, our two largest suppliers. We operate under tight manufacturing cycles with a limited inventory of raw materials. As a result, although there are alternative sources of the materials that we purchase from our existing suppliers, any unanticipated interruption in supply from DuPont or Sheldahl, or any significant increase in the prices of materials, chemicals or components, would have an adverse effect on our short-term operating results.

IF OUR RECENTLY ACQUIRED BUSINESS DOES NOT GENERATE THE REVENUES WE EXPECT, HAS UNEXPECTED SIGNIFICANT LIABILITIES, OR IS NOT SUCCESSFULLY INTEGRATED INTO OUR EXISTING OPERATIONS, WE MAY NOT REAP THE ANTICIPATED BENEFITS OF THE ACQUISITION AND OUR OPERATING RESULTS MAY SUFFER.

    We recently acquired Poly-Flex Circuits, Inc. and Poly-Flex Circuits Limited in order to further diversify our product offerings and target markets, to help support our existing customer base and to help attract and retain new customers. The Poly-Flex business may not generate the revenues or profits we expect, or we may find that the business has previously unknown or undisclosed liabilities.

    We may have difficulties in assimilating the operations, technologies, products and personnel of the Poly-Flex business into our existing business. Integration could require capital expenditures which exceed our expectations. In addition, efforts to integrate the business could divert our attention from other aspects of our operations. If we fail to integrate the Poly-Flex business effectively in a timely and non-disruptive manner, key employees of that business may leave, which could further complicate our integration efforts and jeopardize the anticipated benefits of the acquisition.

IF WE ACQUIRE ADDITIONAL BUSINESSES, THESE ACQUISITIONS WILL INVOLVE FINANCIAL UNCERTAINTIES AS WELL AS PERSONNEL CONTINGENCIES, AND MAY BE RISKY AND DIFFICULT TO INTEGRATE.

    We have completed two acquisitions in the past year and we may acquire additional businesses that could complement or expand our business. Acquired businesses may not generate the revenues or profits that we expect and we may find that they have unknown or undisclosed liabilities. In addition, if we do make acquisitions, we will face a number of other risks and challenges, including:

       - The difficulty of integrating dissimilar operations or assets;

       - Potential loss of key employees of the acquired business;

       - Assimilation of new employees who may not contribute or perform at the levels we expect;

       - Diversion of management time and resources; and

       - Additional costs associated with obtaining any necessary financing.

    These factors could hamper our ability to receive the anticipated benefits from any acquisitions we may pursue, and could adversely affect our financial condition and our stock price.

IF WE CANNOT OBTAIN ADDITIONAL FINANCING WHEN NEEDED, WE MAY NOT BE ABLE TO EXPAND OUR OPERATIONS AND INVEST ADEQUATELY IN RESEARCH AND DEVELOPMENT, WHICH COULD CAUSE US TO LOSE CUSTOMERS AND MARKET SHARE.

    The development and manufacturing of flexible interconnects is capital intensive. To remain competitive, we must continue to make significant expenditures for capital equipment, expansion of operations and research and development. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds either through borrowings or further equity financings. We may not be able to raise additional capital on reasonable terms, or at all. If we cannot raise the required funds when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose revenue and market share.

THE ADDITIONAL EXPENSES AND RISKS RELATED TO OUR EXISTING INTERNATIONAL OPERATIONS, AS WELL AS ANY EXPANSION OF OUR GLOBAL OPERATIONS, COULD ADVERSELY AFFECT OUR BUSINESS.

    We own a 50.1% equity interest in a joint venture in China, which manufactures and sells flexible circuits. We also operate a facility in Mexico for use in the finishing, assembly and testing of flexible circuit and laminated cable products. We recently acquired a facility in the United Kingdom where we currently manufacture polymer thick film flexible circuits and polymer thick film flexible circuits with surface mounted components and intend to introduce production of laminated cable within the next year. We will continue to explore appropriate expansion opportunities as demand for our products increases.

    Manufacturing and sales operations outside the United States carry a number of risks inherent in international operations, including:

       - Imposition of governmental controls, regulatory standards and compulsory licensure requirements;

       - Compliance with a wide variety of foreign and U.S. import and export laws;

       - Currency fluctuations;

       - Unexpected changes in trade restrictions, tariffs and barriers;

       - Political and economic instability;

       - Longer payment cycles typically associated with foreign sales;

       - Difficulties in administering business overseas;

       - Labor union issues; and

       - Potentially adverse tax consequences.

    International expansion may require significant management attention, which could negatively affect our business. We may also incur significant costs to expand our existing international operations or enter new international markets, which could increase operating costs and reduce our profitability.

WE FACE SIGNIFICANT COMPETITION, WHICH COULD MAKE IT DIFFICULT FOR US TO ACQUIRE AND RETAIN CUSTOMERS.

    We face competition worldwide in the flexible interconnect market from a number of foreign and domestic providers, as well as from alternative technologies such as rigid printed circuits. Many of our competitors are larger than we are and have greater financial resources. New competitors could also enter our markets. Our competitors may be able to duplicate our strategies, or they may develop enhancements to, or future generations of, products that could offer price or performance features that are superior to our products. Competitive pressures could also necessitate price reductions, which could adversely affect our operating results. In addition, some of our competitors are based in foreign countries and have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause our dollar-priced products to be less competitive than our competitors' products priced in other currencies.

    We will need to make a continued high level of investment in product research and development and research, sales and marketing and ongoing customer service and support in order to remain competitive. We may not have sufficient resources to be able to make these investments. Moreover, we may not be able to make the technological advances necessary to maintain our competitive position in the flexible interconnect market.

IF WE ARE UNABLE TO ATTRACT, RETAIN AND MOTIVATE KEY PERSONNEL, WE MAY NOT BE ABLE TO DEVELOP, SELL AND SUPPORT OUR PRODUCTS AND OUR BUSINESS MAY LACK STRATEGIC DIRECTION.

    We are dependent upon key members of our management team. In addition, our future success will depend in large part upon our continuing ability to attract, retain and motivate highly qualified managerial, technical and sales personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in hiring or retaining such personnel. We currently maintain a key person life insurance policy in the amount of $1.0 million on each of Herbert W.

Pollack and Peter J. Murphy. If we lose the service of Messrs. Pollack or Murphy or one or more other key individuals, or are unable to attract additional qualified members of the management team, our ability to implement our business strategy may be impaired. If we are unable to attract, retain and motivate qualified technical and sales personnel, we may not able to develop, sell and support our products.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITIVE POSITION COULD BE HARMED AND OUR REVENUES COULD BE ADVERSELY AFFECTED.

    We rely on a combination of patent and trade secret laws and non-disclosure and other contractual agreements to protect our proprietary rights. We own 18 patents issued and have two patent applications pending in the United States and have several corresponding foreign patent applications pending. Our existing patents may not effectively protect our intellectual property and could be challenged by third parties, and our future patent applications, if any, may not be approved. In addition, other parties may independently develop similar or competing technologies. Competitors may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. If we fail to adequately protect our proprietary rights, our competitors could offer similar products using materials, processes or technologies developed by us, potentially harming our competitive position and our revenues.

IF WE BECOME INVOLVED IN A PROTRACTED INTELLECTUAL PROPERTY DISPUTE, OR ONE WITH A SIGNIFICANT DAMAGES AWARD OR WHICH REQUIRES US TO CEASE SELLING SOME OF OUR PRODUCTS, WE COULD BE SUBJECT TO SIGNIFICANT LIABILITY AND THE TIME AND ATTENTION OF OUR MANAGEMENT COULD BE DIVERTED.

    Although no claims have been asserted against us for infringement of the proprietary rights of others, we may be subject to a claim of infringement in the future. An intellectual property lawsuit against us, if successful, could subject us to significant liability for damages and could invalidate our proprietary rights. A successful lawsuit against us could also force us to cease selling, or redesign, products that incorporate the infringed intellectual property. We could also be required to obtain a license from the holder of the intellectual property to use the infringed technology. We might not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing technology on a timely basis or to license the infringed technology on acceptable terms, our revenues could decline and our expenses could increase.

    We may in the future be required to initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. Litigation with respect to patents and other intellectual property matters could result in substantial costs and divert our management's attention from other aspects of our business.

MARKET PRICES OF TECHNOLOGY COMPANIES HAVE BEEN HIGHLY VOLATILE, AND OUR STOCK PRICE MAY BE VOLATILE AS WELL.

    From time to time the U.S. stock market has experienced significant price and trading volume fluctuations, and the market prices for the common stock of technology companies in particular have been extremely volatile. In the past, broad market fluctuations that have affected the stock price of technology companies have at times been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our common stock.

    Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. If we were to become involved in this type of litigation, we could incur substantial costs and diversion of management's attention, which could harm our business, financial condition and operating results.

THE COSTS OF COMPLYING WITH EXISTING OR FUTURE ENVIRONMENTAL REGULATIONS, AND OF CURING ANY VIOLATIONS OF THESE REGULATIONS, COULD INCREASE OUR OPERATING EXPENSES AND REDUCE OUR PROFITABILITY.

    We are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture, or resulting from the process of manufacturing, our products. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations could be applied to materials, product or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations, or with more vigorous enforcement of these regulations, could be significant.

    Environmental laws require us to maintain and comply with a number of permits, authorizations and approvals and to maintain and update training programs and safety data regarding materials used in our processes. Violations of these requirements could result in financial penalties and other enforcement actions. We could also be required to halt one or more portions of our operations until a violation is cured. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

WE HAVE BROAD DISCRETION TO DETERMINE HOW TO USE THE FUNDS WE RAISE FROM OUR SALE OF COMMON STOCK AND MAY USE THOSE FUNDS IN WAYS THAT MAY NOT IMPROVE OUR OPERATING RESULTS OR INCREASE OUR MARKET VALUE.


    We intend to use a portion of our net proceeds from this offering to repay debt of approximately $24.2 million, of which approximately $20.1 million was incurred in connection with our Poly-Flex acquisition. We have not allocated our remaining net proceeds from this offering for a particular purpose and may apply it to general corporate purposes, including acquisitions, investments and working capital requirements. We will have significant discretion as to the use of our net proceeds from the offering and you will not have the opportunity, as part of your investment decision, to assess whether we are using our proceeds appropriately. We may use our net proceeds from this offering in ways that ultimately may not improve our operating results or increase our market value.


                           FORWARD-LOOKING STATEMENTS

    This prospectus includes and incorporates forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position and estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS


    We estimate that the net proceeds we will receive from our sale of 1,250,000 shares of common stock will be approximately $26.0 million, based on an assumed offering price to the public of $22.375 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.



    We expect to use a portion of the net proceeds from this offering to repay debt of approximately $24.2 million, of which approximately $20.1 million was incurred in connection with our Poly-Flex acquisition (including approximately $430,000 of transaction costs incurred to date). Of this debt, $15.0 million currently bears interest at 7.69% per annum and matures in March 2005, $4.0 million currently bears interest at 7.69% per annum and matures in December 2001, and $5.2 million currently bears interest at 9.5% per annum and matures in December 2001. We will use the balance of the net proceeds for general corporate purposes, including working capital. Pending these uses, the net proceeds from this offering will be invested in interest-bearing, investment-grade securities.


                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "PRLX." The following table sets forth, for the periods indicated, the high and low intraday sale prices for our common stock as reported on the Nasdaq National Market.


                                                                HIGH       LOW
                                                              --------   --------
FISCAL YEAR ENDED JUNE 30, 1998
  First Quarter.............................................   $24.00     $13.88
  Second Quarter............................................   $31.25     $11.44
  Third Quarter.............................................   $19.50     $11.25
  Fourth Quarter............................................   $21.50     $12.75
FISCAL YEAR ENDED JUNE 30, 1999
  First Quarter.............................................   $16.50     $ 8.19
  Second Quarter............................................   $12.25     $ 8.00
  Third Quarter.............................................   $13.50     $ 9.38
  Fourth Quarter............................................   $15.75     $ 9.25
FISCAL YEAR ENDED JUNE 30, 2000
  First Quarter.............................................   $19.50     $12.88
  Second Quarter............................................   $28.69     $14.13
  Third Quarter.............................................   $38.81     $20.88
  Fourth Quarter (through May 23, 2000).....................   $33.00     $19.00



    On May 23, 2000, the closing sale price of our common stock as reported on the Nasdaq National Market was $22.375 per share and there were 100 holders of record of our common stock.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends. Future cash dividends, if any, will be determined by our Board of Directors and will be based on our earnings, capital, financial condition and other factors that the Board deems relevant. Our credit agreement permits us to pay cash dividends to the extent such payment would not cause us to violate financial covenants contained in the credit agreement.

                                 CAPITALIZATION


    The following table sets forth our short-term debt and capitalization as of March 26, 2000 on an actual basis and on an as adjusted basis to reflect the application of the estimated net proceeds from our sale of 1,250,000 shares of our common stock at an assumed public offering price of $22.375 per share, after deducting the underwriting discount and estimated offering expenses payable by us. The information in the as adjusted column reflects the repayment of debt of approximately $22.4 million, of which approximately $20.1 million was incurred in connection with our acquisition of Poly-Flex, with our proceeds from this offering.



    This information excludes 361,246 shares of common stock issuable upon the exercise of outstanding stock options as of March 26, 2000 at a weighted average exercise price of $18.14 per share. Of these, 123,371 shares of common stock were subject to immediately exercisable stock options at a weighted average exercise price of $11.89 per share.



                                                                  MARCH 26, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................   $ 4,596      $ 1,596
Long-term debt, less current portion........................    19,835          435
Stockholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
    authorized; no shares issued (actual and as adjusted)...        --           --
  Common stock, $0.10 par value; 10,000,000 shares
    authorized; 5,029,095 shares issued (actual);
    6,279,095 shares issued (as adjusted)...................       503          628
  Additional paid-in capital................................    24,774       50,679
  Retained earnings.........................................    25,889       25,889
  Accumulated other comprehensive income....................        (6)          (6)
  Less treasury stock, at cost--210,000 shares..............    (1,038)      (1,038)
                                                               -------      -------

    Total stockholders' equity..............................    50,122       76,152
                                                               -------      -------

    Total capitalization....................................   $74,553      $78,183
                                                               =======      =======

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



    On March 1, 2000 we completed the purchase of all of the stock of Poly-Flex Circuits Limited, a company incorporated in the United Kingdom, and Poly-Flex Circuits, Inc., a Rhode Island corporation, from Cookson Group plc. We paid Cookson approximately $19.7 million in cash at the closing.



    We have accounted for the Poly-Flex acquisition under the purchase method of accounting. The following unaudited pro forma consolidated condensed financial statements for the fiscal year ended June 30, 1999 and for the nine months ended March 26, 2000 give effect to our acquisition of Poly-Flex. We have derived them from the application of pro forma adjustments to our historical consolidated financial statements and to those of Poly-Flex. We have not included a pro forma balance sheet as of March 26, 2000 since the acquisition occurred on March 1, 2000 and, as such, is reflected in the historical balance sheet. The unaudited pro forma consolidated condensed statements of operations data give effect to the Poly-Flex acquisition as if it had occurred on July 1, 1998.



    You should read these unaudited pro forma consolidated condensed financial statements in conjunction with our historical consolidated financial statements and the notes to these financial statements. The pro forma financial information is for informational purposes only and does not purport to represent what our results of operations or financial position would have actually been had we acquired Poly-Flex as of July 1, 1998.

                                                             FISCAL YEAR ENDED JUNE 30, 1999
                           ---------------------------------------------------------------------------------------------------
                                                                                 COMBINED       ADJUSTMENTS       PRO FORMA
                                                               PRO FORMA      FOR PRO FORMA       FOR THIS            AS
                               PARLEX         POLY-FLEX       ADJUSTMENTS      TRANSACTION     OFFERING(5)(6)      ADJUSTED
                           --------------   --------------   --------------   --------------   --------------   --------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Total revenues...........     $67,047          $25,795                           $92,842                           $92,842
Cost of products sold....      52,785           18,869          $   427 (1)       72,081                            72,081
                              -------          -------          -------          -------                           -------
Gross profit.............      14,262            6,926             (427)          20,761                            20,761
Selling, general and
  administrative
  expenses...............       9,715            4,760               42 (1)       14,517                            14,517
Management fees..........                        1,031           (1,031)(2)
                              -------          -------          -------          -------                           -------
Operating income.........       4,547            1,135              562            6,244                             6,244
  Interest expense.......         226              653              797 (3)        1,676             (1,450)           226
  Other (income), net....        (360)              (8)                             (368)                             (368)
Income from operations
  before income taxes and
  minority interest......       4,681              490             (235)           4,936                             6,386
  Provision for (benefit
  from) income taxes.....         964              196              (94)(4)        1,066                580          1,646
  Minority interest......         697                0                               697                               697
                              -------          -------          -------          -------         ----------        -------
Net income...............     $ 3,020          $   294          $  (141)         $ 3,173         $      870        $ 4,043
                              =======          =======          =======          =======         ==========        =======
Net income per share:
  Basic..................     $  0.65                                            $  0.68                           $  0.72
                              =======                                            =======                           =======
  Diluted                     $  0.63                                            $  0.67                           $  0.70
                              =======                                            =======                           =======
Weighted average shares
  outstanding:
  Basic..................       4,662                                                                                5,626 (7)
  Diluted................       4,771                                                                                5,735 (7)


  See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations.

                                                       NINE MONTHS ENDED MARCH 26, 2000
                        -----------------------------------------------------------------------------------------------
                                          POLY-FLEX                        COMBINED       ADJUSTMENTS       PRO FORMA
                                         THROUGH DATE      PRO FORMA     FOR PRO FORMA      FOR THIS           AS
                           PARLEX       OF ACQUISITION    ADJUSTMENTS     TRANSACTION    OFFERING(5)(6)     ADJUSTED
                        -------------   --------------   -------------   -------------   --------------   -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED
  STATEMENTS OF
  OPERATIONS DATA:
Total revenues........    $ 70,021         $15,069                          $85,090                        $    85,090
Cost of products
  sold................      53,171          11,896           $ 320 (1)       65,387                             65,387
                          --------         -------           -----          -------                        -----------
Gross profit..........      16,850           3,173            (320)          19,703                             19,703
Selling, general and
  administrative
  expenses............       8,762           3,509              32 (1)       12,303                             12,303
                                                                            -------                        -----------
Management fees.......                         773            (773 ) (2)
                          --------         -------           -----
Operating income
  (loss)..............       8,088          (1,109)            421            7,400                              7,400
  Interest expense....         368             437             651 (3)        1,456        $   (1,088)             368
  Other (income),
  net.................          (4)            (66)                             (70)                               (70)
Income from operations
  before income taxes
  and minority
  interest............       7,724          (1,480)           (230)           6,014                              7,102
  Provision for
  (benefit from)
  income taxes........       2,175            (586)            (92) (4)       1,497               435            1,932
  Minority interest...         949               0                              949                                949
                          --------         -------           -----          -------        ----------      -----------
Net income (loss).....    $  4,600         $  (894)          $(138)         $ 3,568        $     (653)     $     4,221
                          ========         =======           =====          =======        ==========      ===========
Net income per share:
  Basic...............    $   0.96                                          $  0.74                        $      0.73
                          ========                                          =======                        ===========
  Diluted.............    $   0.94                                          $  0.73                        $      0.72
                          ========                                          =======                        ===========
Weighted average
  shares outstanding:
  Basic...............       4,805                                                                               5,770 (7)
  Diluted.............       4,884                                                                               5,848 (7)


  See Notes to Unaudited Pro Forma Combined Condensed Statement of Operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1999



    The unaudited pro forma consolidated condensed statement of operations for the year ended June 30, 1999 gives effect to our acquisition of Poly-Flex as if it had occurred on July 1, 1998.



(1) We have adjusted the results of operations to reverse historical depreciation and amortization of $1.6 million and record depreciation and amortization expense of $2.1 million for the year ended June 30, 1999 based on preliminary allocation of purchase price. The useful life of assets and goodwill to calculate depreciation and amortization is approximately
    7 years and 10 years, respectively.



(2) The historical Poly-Flex financial statements include certain allocations from the prior parent for executive salaries, health and group insurance and pension costs applicable to the Poly-Flex business, and an allocated management fee for corporate overhead expenses. The allocated management fee of $1.0 million has been eliminated. Management believes that such charge is related solely to the companies operating as part of a group of companies of the parent and would not have been incurred had the companies operated on a stand-alone basis.



(3) We have adjusted interest expense to reverse historical interest expense of $653,000 representing allocated interest from the prior parent, and to record $1.5 million of additional interest related to the approximately $20.1 million increase in debt to finance the Poly-Flex acquisition. Interest expense was calculated assuming a current interest rate of 7.25%.



(4) We have calculated the income tax effects of the pro forma adjustments for deprecation and amortization, interest, and the allocated management fee assuming a 40% statutory tax rate.



(5) We have adjusted interest expense and the related income tax effect assuming that the proceeds of this offering will repay $20.1 million of debt incurred in connection with the Poly-Flex acquisition.



(6) Adjustments for this offering assume the repayment of $20.1 million of debt incurred in connection with the Poly-Flex acquisition with the net proceeds from the sale of 964,255 shares of our common stock (out of 1,250,000 shares being offered in this offering) at a per share price of $22.375, after deducting the underwriting discount and estimated offering expenses on a pro rata basis. Interest income of $254,000 may have been earned on the excess proceeds from the sale of 1,250,000 shares of our common stock at the same per share price, after repayment of the Poly-Flex debt, assuming a 7% annual rate of return. This interest income is not included in adjustments for this offering.



(7) We have increased the number of shares by 964,255 shares of our common stock and have applied the net proceeds of the sale of these shares, after deducting the underwriting discount and estimated offering expenses, to repay $20.1 million of debt incurred in connection with the Poly-Flex acquisition.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS FOR THE NINE-MONTHS ENDED MARCH 26, 2000



    The unaudited pro forma consolidated condensed statement of operations for the nine-months ended March 26, 2000 gives effect to our acquisition of Poly-Flex as if it had occurred on July 1, 1998.



(1) We have adjusted the results of operations to reverse historical depreciation and amortization of $1.2 million and record depreciation and amortization expense of $1.5 million for the nine-months ended March 26, 2000 based on preliminary allocation of purchase price. The useful life of assets and goodwill to calculate depreciation and amortization is approximately 7 years and 10 years, respectively.



(2) The historical Poly-Flex financial statements include certain allocations from the prior parent for executive salaries, health and group insurance and pension costs applicable to the Poly-Flex business, and an allocated management fee for corporate overhead expenses. The allocated management fee of $773,000 has been eliminated. Management believes that such charge is related solely to the companies operating as part of a group of companies of the parent and would not have been incurred had the companies operated on a stand-alone basis.



(3) We have adjusted interest expense to reverse historical interest expense of $437,000 representing allocated interest from the prior parent, and to record $1.1 million of additional interest related to the $20.1 million increase in debt to finance the Poly-Flex acquisition. Interest expense was calculated assuming a current interest rate of 7.25%.



(4) We have calculated the income tax effects of the pro forma adjustments for deprecation and amortization, interest, and the allocated management fee assuming a 40% statutory tax rate.



(5) We have adjusted interest expense and the related income tax effect assuming that the proceeds of this offering will repay $20.1 million of debt incurred in connection with the Poly-Flex acquisition.



(6) Adjustments for this offering assume the repayment of $20.1 million of debt incurred in connection with the Poly-Flex acquisition with the net proceeds from the sale of 964,255 shares of our common stock (out of 1,250,000 shares being offered in this offering) at a per share price of $22.375, after deducting the underwriting discount and estimated offering expenses on a pro rata basis. Interest income of $191,000 may have been earned on the excess proceeds from the sale of 1,250,000 shares of our common stock at the same per share price, after repayment of the Poly-Flex debt, assuming a 7% annual rate of return. This interest income is not included in adjustments for this offering.



(7) We have increased the number of shares by 964,255 shares of our common stock and have applied the net proceeds of the sale of these shares, after deducting the underwriting discount and estimated offering expenses, to repay $20.1 million of debt incurred in connection with the Poly-Flex acquisition.

ALLOCATION OF PURCHASE PRICE


    For the purposes of allocating purchase price to the assets acquired and the liabilities assumed, we have preliminarily allocated purchase price as follows:



Accounts receivable.........................................  $  3,285
Inventory, primarily raw materials..........................     2,283
Prepaid expenses............................................       180
Property, plant and equipment...............................    16,867
Goodwill....................................................       186
                                                              --------
  Total assets..............................................    22,801

Accounts payable and accrued expenses.......................     2,551
                                                              --------
  Total purchase price......................................  $ 20,250
                                                              ========

                      SELECTED CONSOLIDATED FINANCIAL DATA


    You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included or incorporated by reference in this prospectus. The consolidated balance sheet data at June 30, 1995, 1996, 1997, 1998 and 1999 and the consolidated statement of income data for the five fiscal years ended June 30, 1999 have been derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP. We have derived the consolidated statement of income data for the nine months ended March 28, 1999 and March 26, 2000 and the consolidated balance sheet data at March 26, 2000 from unaudited consolidated financial statements that include, in the opinion of our management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of that information. The historical results presented are not necessarily indicative of future results.


                                                    FISCAL YEAR ENDED JUNE 30,
                                            ------------------------------------------
                                                1995           1996           1997
                                            ------------   ------------   ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
DATA:
Total revenues............................    $40,251        $47,257        $55,087
Cost of products sold.....................     32,946         40,308         44,137
                                              -------        -------        -------
Gross profit..............................      7,305          6,949         10,950
Selling, general and administrative
expenses..................................      4,998          5,518          7,288
                                              -------        -------        -------
Operating income..........................      2,307          1,431          3,662
Income from operations before income taxes
and minority interest.....................      2,240          1,170          3,381
Net income................................    $ 1,486        $   770        $ 2,120
                                              =======        =======        =======
Net income per share:
  Basic...................................    $  0.41        $  0.22        $  0.59
                                              =======        =======        =======
  Diluted.................................    $  0.40        $  0.21        $  0.57
                                              =======        =======        =======

Weighted average shares outstanding:
  Basic...................................      3,651          3,556          3,569
  Diluted.................................      3,762          3,675          3,715

                                                                               NINE MONTHS ENDED
                                            FISCAL YEAR ENDED JUNE 30,    ---------------------------
                                            ---------------------------     MAR. 28,       MAR. 26,
                                                1998         1999(1)          1999           2000
                                            ------------   ------------   ------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
DATA:
Total revenues............................    $60,275        $67,047        $46,945        $70,021
Cost of products sold.....................     47,304         52,785         37,684         53,171
                                              -------        -------        -------        -------
Gross profit..............................     12,971         14,262          9,261         16,850
Selling, general and administrative
expenses..................................      8,272          9,715          6,686          8,762
                                              -------        -------        -------        -------
Operating income..........................      4,699          4,547          2,575          8,088
Income from operations before income taxes
and minority interest.....................      5,130          4,681          2,781          7,724
Net income................................    $ 3,157        $ 3,020        $ 1,682        $ 4,600
                                              =======        =======        =======        =======
Net income per share:
  Basic...................................    $  0.73        $  0.65        $  0.36        $  0.96
                                              =======        =======        =======        =======
  Diluted.................................    $  0.71        $  0.63        $  0.35        $  0.94
                                              =======        =======        =======        =======
Weighted average shares outstanding:
  Basic...................................      4,296          4,662          4,645          4,805
  Diluted.................................      4,466          4,771          4,772          4,884



                                                                            JUNE 30,
                                            ------------------------------------------------------------------------
                                                1995           1996           1997           1998           1999
                                            ------------   ------------   ------------   ------------   ------------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................    $ 8,466        $ 9,148        $ 9,592        $26,286        $18,762
Total assets..............................     24,517         29,662         32,234         56,181         63,521
Current portion of long-term debt.........        200            501          1,000            432            619
Long-term debt, less current portion......      2,300          3,650          2,500          1,166          1,632
Stockholders' equity......................     14,667         15,455         17,788         41,591         45,333

                                                  MARCH 26, 2000
                                            ---------------------------
                                                                AS
                                               ACTUAL      ADJUSTED(2)
                                            ------------   ------------
                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................    $21,650        $ 28,280
Total assets..............................     97,614         101,244
Current portion of long-term debt.........      4,596           1,596
Long-term debt, less current portion......     19,835             435
Stockholders' equity......................     50,122          76,152


------------------------------


(1) Includes Dynaflex beginning April 30, 1999.



(2) Adjusted to give effect to the sale of 1,250,000 shares of common stock by us at an assumed public offering price of $22.375 per share and the application of the estimated net proceeds from this sale to repay
    $22.4 million of debt, including $20.1 million of debt associated with the Poly-Flex acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED BY THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading supplier of flexible interconnects principally for sale to the automotive, telecommunications and networking, diversified electronics, aerospace and computer markets. We believe that our development of innovative materials and processes provides us with a competitive advantage in the markets in which we compete. During the past three years, we have invested approximately $23.9 million in property and equipment and approximately $9.6 million in research and development to develop materials and enhance our manufacturing processes. We believe that these expenditures will help us to meet increased customer demand for our products, and enable us to continue to be a technological leader in the flexible interconnect industry. Our research and development expenses are included in our cost of products sold.

    We formed a Chinese joint venture, Parlex Shanghai, in 1995 to better serve customers that have production facilities in Asia and to more cost effectively manufacture products for worldwide distribution. We own 50.1% of the equity interest in Parlex Shanghai. Accordingly, Parlex Shanghai's results of operations, cash flows and financial position are included in our consolidated financial statements.


RECENT ACQUISITIONS



    On April 30, 1999, we acquired the Dynaflex division of CCIR of California Corp., an indirect wholly-owned subsidiary of Hadco Corporation, for approximately $2.7 million. Dynaflex, located in San Jose, California, is a prototype and quick-turn facility. This acquisition gives us a West Coast presence and a greatly improved rapid prototype and quick-turnaround capability. Quick-turnaround capability permits production of a small number of flexible interconnects upon short notice. This service often leads to large volume orders at our other manufacturing facilities.



    On March 1, 2000, we acquired Poly-Flex Circuits, Inc. and Poly-Flex Circuits Limited, wholly-owned subsidiaries of Cookson Group plc, for a purchase price of approximately $19.7 million. This purchase price is subject to adjustment based upon final determination of Poly-Flex's net assets and earnings before income taxes. This acquisition further diversified our product offerings by providing us with polymer thick film and surface mount assembly capabilities. Poly-Flex has manufacturing facilities in Cranston, Rhode Island and the United Kingdom.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected items in our statements of income as a percentage of total revenue. You should read the table and the discussion below in conjunction with our Consolidated Financial Statements and the Notes thereto.


                                                                                     NINE MONTHS ENDED
                                                   FISCAL YEAR ENDED JUNE 30,       --------------------
                                                --------------------------------    MAR. 28,    MAR. 26,
                                                  1997        1998        1999        1999        2000
                                                --------    --------    --------    --------    --------
Total revenues................................   100.0%      100.0%      100.0%      100.0%      100.0%
Cost of products sold.........................    80.1        78.5        78.7        80.0        75.9
                                                 -----       -----       -----       -----       -----
Gross profit..................................    19.9        21.5        21.3        20.0        24.1
Selling, general and administrative
  expenses....................................    13.2        13.7        14.5        14.2        12.5
                                                 -----       -----       -----       -----       -----
Operating income..............................     6.6         7.8         6.8         5.5        11.6
Income from operations before income taxes and
  minority interest...........................     6.1         8.5         7.0         5.9        11.0
Net income....................................     3.8%        5.2%        4.5%        3.6%        6.6%
                                                 =====       =====       =====       =====       =====



NINE MONTHS ENDED MARCH 26, 2000 COMPARED WITH NINE MONTHS ENDED MARCH 28, 1999



    TOTAL REVENUES. Our total revenues were $70.0 million in the nine months ended March 26, 2000, an increase of 49% from $46.9 million in the nine months ended March 28, 1999. Revenues were generated primarily from product sales. Revenues grew in each of our principal product lines--flexible circuits, laminated cable, flexible interconnect hybrid circuits and flexible interconnect assemblies. Sales were strong in all markets, with the largest growth coming from the telecommunications and networking sector. Our revenues for the nine months ended March 26, 2000 also included Poly-Flex's shipments, following our acquisition of Poly-Flex on March 1, 2000.



    COST OF PRODUCTS SOLD. Cost of products sold was $53.2 million, or 75.9% of total revenues, for the first nine months of fiscal 2000, versus $37.7 million, or 80.0% of total revenues for the comparable period in the prior year. Our gross margins improved as a result of various factors, including the shift of more automotive products to our proprietary PALFlex-Registered Trademark-technology, which can produce a higher performance flexible circuit at a cost lower than using conventional materials. We also sent more product to our facility in Mexico for its cost-effective finishing and assembly processes. Dynaflex satisfied our customers' prototype demands, allowing other facilities to concentrate on larger production orders, which contributed to enhanced operating efficiency. Dynaflex did not operate at a profitable level but we do not consider its losses for the nine-month period ended March 26, 2000 material to our overall results. In addition, during the nine months ended March 28, 1999, we incurred substantial costs associated with the start up of our Mexican facility.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $8.8 million, or 12.5% of total revenues, for the first nine months of fiscal 2000, and $6.7 million for the comparable period in the prior year, or 14.2% of total revenues for that period. The increase in expenses resulted primarily from the inclusion of the Dynaflex operations, which we purchased in April 1999, an increase in sales commissions associated with increased sales, the March 2000 expenses of Poly-Flex, and an increase in our 401(k) contributions.



    OTHER INCOME AND INTEREST EXPENSE AND PROVISION FOR TAXES. Other income was $5,000 for first nine months of fiscal 2000, compared to $378,000 for the comparable period in the prior year.



    Interest expense was $368,000 for the first nine months of fiscal 2000, compared to $173,000 for the comparable period in the prior year. The increase was due to the larger amount of borrowings required to finance our Poly-Flex acquisition and our increased working capital requirements and capital expenditure needs.



    We provided for an effective tax rate of nearly 28% in the first nine months of fiscal 2000, versus a 24% effective tax rate for the comparable period in the prior year. The increase in the anticipated effective tax rate resulted from a reduced amount of available tax credits and a greater proportion of our income being earned in higher tax jurisdictions.


COMPARISON OF YEARS ENDED JUNE 30, 1999, 1998 AND 1997

    TOTAL REVENUES. Total revenues rose to $67.0 million in fiscal 1999, an increase of 11% from the $60.3 million reported in fiscal 1998. Revenues rose 9% in fiscal 1998 from the $55.1 million reported in fiscal 1997. In each of the periods, revenues grew in each of our principal product lines. We have been developing new, innovative products that continue to gain acceptance in the marketplace and have been a prime factor in our continued growth. The increase in total revenues in each year was primarily attributable to an increase in the volume of units shipped.

    Total revenues included licensing and royalty fees of $674,000 in fiscal 1999, $227,000 in fiscal 1998 and $110,000 in fiscal 1997. Although we intend to continue our practice of developing materials and processes that we can license to third parties, we do not expect that licensing and royalty revenues will represent a significant portion of total revenues in the near term.

    COST OF PRODUCTS SOLD. Cost of products sold was $52.8 million in fiscal 1999, $47.3 million in fiscal 1998, and $44.1 million in fiscal 1997. As a percentage of total revenues, cost of products sold was 78.7% in fiscal 1999, 78.5% in fiscal 1998 and 80.1% in fiscal 1997. The increase in fiscal 1999 is the result of some unanticipated losses in the manufacturing of flexible circuits associated with automotive applications that occurred in the quarter ended September 27, 1998. Product shipped to our Mexican facility was returned because of an unexpected delay in qualifying the site for finishing operations. As a result, the product was contaminated during unplanned storage and shipment back to our Methuen, Massachusetts facility. These circuits required extensive rework, and we discarded a significant quantity of them. The cost of products sold as a percentage of total revenues for the remainder of fiscal 1999 was 77.1%.

    In fiscal 1998, we began assigning production to the facility most economically suited to manufacture a particular type of product, which resulted in lower costs as a percentage of sales. We were able to expand this strategy in fiscal 1999, as our purchase of Dynaflex gave us a facility well-suited to the production of flexible interconnect prototypes.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $9.7 million in fiscal 1999, $8.3 million in fiscal 1998, and $7.3 million in fiscal 1997. As a percentage of total revenues, selling, general and administrative expenses were 14.5% in fiscal 1999, 13.7% in fiscal 1998, and 13.2% in fiscal 1997.

    The increases in expenses in both absolute dollars and as a percentage of total revenues in each of the periods was a result of an expansion in our business. We have increased our internal sales personnel, added new field offices, paid increased sales commissions due to increased sales, and increased our contributions to our 401(k) plan. Once our full complement of selling and administrative personnel is in place, we believe that selling, general and administrative expenses as a percentage of revenues will decrease as revenues increase.

    OTHER INCOME AND INTEREST EXPENSE AND PROVISION FOR TAXES. Other income of $360,000 in fiscal 1999 and $684,000 in fiscal 1998 was comprised, for the most part, of interest income. In fiscal 1997, other income of $156,000 was principally the result of a gain on the sale of equipment.

    Interest expense was $226,000 in fiscal 1999 versus $254,000 in fiscal 1998 and $436,000 in fiscal 1997. The reduction in expense over the past two years is attributable to a lower level of average borrowings outstanding under our revolving credit facility. Interest rates during the period remained relatively constant.

    Our effective tax rate in fiscal 1999 was 21% versus 30% in fiscal 1998 and 37% in fiscal 1997. In the 1999 and 1998 fiscal years, we benefited from the income generated by the Chinese joint venture. This income was not subject to tax until fiscal 1999, and from that time on has been subject only to one half the tax that would otherwise be assessed, which is a rate significantly lower than U.S. rates. We also benefited from an increase in foreign sales, the income from which is subject to a lower rate of tax.

QUARTERLY RESULTS OF OPERATIONS


    The following tables present selected unaudited quarterly consolidated financial information for each of the eight quarters in the two-year period ended March 26, 2000 and such information as a percentage of total revenues for each period. In our management's opinion, this information has been prepared on the same basis as the consolidated financial statements and related notes appearing elsewhere in this prospectus and includes all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial results. Although results from period to period may vary, the first quarter of each fiscal year is impacted by a plant shutdown of flexible circuit operations to perform maintenance operations, environmental inspections, facility modification and equipment installation. Results of operations for any previous quarters are not necessarily indicative of results for any future period.



                                                                           QUARTER ENDED
                                   ----------------------------------------------------------------------------------------------
                                    JUNE 30,    SEPT. 27,   DEC. 27,   MAR. 28,    JUNE 30,    SEPT. 26,     DEC. 26,    MAR. 26,
                                      1998        1998        1998       1999      1999(1)        1999         1999      2000(2)
                                   ----------   ---------   --------   --------   ----------   ----------   ----------   --------
                                                                           (IN THOUSANDS)
Total revenues...................   $18,079      $15,492    $15,354    $16,099     $20,103      $20,366      $24,384     $25,271
Gross profit.....................     3,898        2,440      2,834      3,987       5,002        4,702        5,782       6,366
Selling, general and
  administrative expenses........     2,463        2,114      2,004      2,567       3,030        2,571        3,061       3,129
Operating income.................     1,435          326        830      1,420       1,972        2,131        2,721       3,236
Net income.......................   $ 1,019      $   199    $   540    $   944     $ 1,337      $ 1,340      $ 1,556     $ 1,704

                                                                           QUARTER ENDED
                                   ----------------------------------------------------------------------------------------------
                                    JUNE 30,    SEPT. 27,   DEC. 27,   MAR. 28,    JUNE 30,    SEPT. 26,     DEC. 26,    MAR. 26,
                                      1998        1998        1998       1999      1999(1)        1999         1999      2000(2)
                                   ----------   ---------   --------   --------   ----------   ----------   ----------   --------
Total revenues...................     100.0%       100.0%     100.0%     100.0%      100.0%       100.0%       100.0%      100.0%
Gross profit.....................      21.6         15.8       18.5       24.8        24.9         23.1         23.7        25.2
Selling, general and
  administrative expenses........      13.6         13.6       13.1       15.9        15.1         12.6         12.6        12.4
Operating income.................       7.9          2.1        5.4        8.8         9.8         10.5         11.2        12.8
Net income.......................       5.6%         1.3%       3.5%       5.9%        6.7%         6.6%         6.4%        6.7%


------------------------------
(1) Includes the operations of Dynaflex beginning April 30, 1999.


(2) Includes the operations of Poly-Flex beginning March 1, 2000.


    Total revenues and gross profit in the quarters ended September 27, 1998 and December 27, 1998 were adversely affected due to problems associated with production start-up at our Mexican facility. Product shipped to our Mexican facility was returned because of an unexpected delay in qualifying the site for finishing operations. As a result, the product was contaminated during unplanned storage and shipment back to our Methuen, Massachusetts facility. These circuits required extensive rework, and we discarded significant quantities of them.

LIQUIDITY AND CAPITAL RESOURCES


    At March 26, 2000, our working capital was $21.7 million, up $2.9 million, from $18.8 million at June 30, 1999. In the nine months ended March 26, 2000, we had net income of $4.6 million, depreciation and amortization of $3.1 million and other non-cash charges of $1.0 million. We used these monies, together with $1.6 million from maturing investments, $209,000 from the exercise of stock options and $25.1 million borrowed under our credit facility, to purchase Poly-Flex for approximately $20.1 million, which amount includes $430,000 of an estimated $600,000 in related expenses in addition to the $19.7 million purchase price, to fund additional working capital requirements of $4.4 million and capital expenditures of $7.1 million, and to pay debt of $2.9 million.


    In fiscal 1999, we had net income of $3.0 million, as well as depreciation and amortization of $2.9 million and other non-cash charges of $1.0 million, thus adding $6.9 million to cash flow. Cash flow was reduced by $1.9 million relating to increased working capital, resulting in a positive cash flow from operations of $5.0 million. We used these monies, together with $5.2 million from maturing investments and available cash from the beginning of the year, to purchase approximately $13.0 million in property and equipment and to pay the approximately $2.7 million cash purchase price for the Dynaflex acquisition.


    On March 1, 2000 we entered into a new credit facility consisting of a $15.0 million revolving line of credit and a $15.0 million term loan, each subject to a right of setoff that our lender has against our deposits or other property in its possession or control. We borrowed $20.1 million in connection with our Poly-Flex acquisition, all of which we intend to repay with our proceeds from this offering. Borrowings under both the revolving line of credit and the term loan bear interest at either our lender's prime rate (9.5% at May 23, 2000) or LIBOR (6.19% at May 23, 2000) plus a margin that varies from 1.5% to 2.0%. As of May 23, 2000, we had borrowed $9.2 million under our revolving line of credit and $15.0 million under the term loan facility. No further advances of principal will be made under this credit facility after December 31, 2001. We are required to repay our revolving line of credit borrowing in forty-five equal monthly installments, the first being due on January 1, 2002, and our term loan in twenty quarterly installments of $750,000, the first being due on June 1, 2000. We must also pay, quarterly in arrears and commencing on June 1, 2000, a fee of one-quarter of one percent per annum on the unused portion of our revolving line of credit. Our credit facility requires compliance with a number of covenants, including restrictions on payment of dividends, making of loans, investment in securities and changes in control, and financial covenants.


    We believe that our cash on hand, our anticipated cash flow from operations, and the amount available under our revolving credit facility, together with the net proceeds of this offering, should be sufficient to meet our anticipated needs for at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. We will adopt SFAS No. 133 during fiscal 2001. We have not completed an evaluation of the effects of adopting SFAS No. 133 on our consolidated financial position, results of operations and financial statement disclosures.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We will adopt SAB No. 101 as required in the fourth quarter of fiscal 2000 and are evaluating the effect that SAB No. 101 may have on our consolidated financial statements.

MARKET RISK

    The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

    We are exposed to market risks, which include changes in U.S. and foreign interest rates and fluctuations in exchange rates.

    We maintain a portion of our cash and cash equivalents in financial instruments with purchased maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates decrease. Due to the short duration of these financial instruments, an immediate decrease in interest rates would not have a material adverse effect upon our financial position.


    We also have a revolving credit line and a term loan that bears interest, at our choice, at our lender's prime rate or LIBOR plus a margin that varies from 1.5% to 2.0%. Both the prime and LIBOR rates are affected by changes in market interest rates. We owed approximately $24.2 million as of May 23, 2000. We have the option to repay borrowings at anytime without penalty, other than breakage fees in the case of prepayment of LIBOR rate borrowings, and therefore believe that our market risk is not material.


    The remainder of our long-term debt bears interest at fixed rates and is therefore not subject to market risk.


    Sales of Parlex Shanghai and Poly-Flex Circuits Limited are typically denominated in the local currency, which is also each company's functional currency. This creates exposure to changes in exchange rates. The changes in the Chinese/U.S. and U.K./U.S. exchange rates may positively or negatively impact our sales, gross margins and retained earnings. Based upon the current volume of transactions in China and the United Kingdom and the stable nature of the exchange rate between China and the U.S. and the United Kingdom and the U.S., we do not believe the market risk is material. We do not engage in regular hedging activities to minimize the impact of foreign currency fluctuations. Parlex Shanghai had net assets as of December 26, 1999, which were reported in our financial statements for the quarter ended March 26, 2000, of approximately
$7.2 million. Poly-Flex Circuits Limited had net assets as of March 26, 2000 of approximately $4.7 million. We believe that a 10% change in exchange rates would not have a significant impact upon Parlex Shanghai's or Poly-Flex Circuits Limited's financial position, results of operation or outstanding debt. As of December 26, 1999, Parlex Shanghai had outstanding debt of $1.3 million. As of March 26, 2000, Poly-Flex Circuits Limited had no outstanding debt.

                                    BUSINESS

OVERVIEW

    We are a leading provider of flexible interconnect solutions to the automotive, telecommunications and networking, diversified electronics, aerospace and computer markets. Our product offerings, which we believe are the broadest of any company in the flexible interconnect industry, include flexible circuits, laminated cable, flexible interconnect hybrid circuits, prototype flexible circuits and flexible interconnect assemblies.

    Our objective is to be the supplier of choice for key customers in markets where cost-effective flexible interconnects provide added value to our customers' products. We believe that our creative engineering expertise, our ability to advance the technology of manufacturing processes and materials and our broad product portfolio allow us to provide the lowest cost solution that meets the performance requirements of our customers.

    We have a long history of providing flexible interconnect solutions to some of the leading original equipment manufacturers, or OEMs, in our target markets, including Motorola, Siemens, Nortel Networks, Symbol Technologies, Honeywell and Hewlett-Packard. We have a global presence and operate seven manufacturing facilities, which are located in China, Mexico, the United Kingdom and the United States.

INDUSTRY BACKGROUND

    Over the past two decades, electronic systems have become smaller, lighter and more complex, while demands for increased performance at lower costs have increased dramatically. The demand for more portable electronic packaging has also increased. As two-dimensional rigid printed circuit boards, a conventional form of electronic interconnect packaging, limit the options available to design engineers, the demand for three-dimensional, flexible interconnect solutions has increased. In addition to their improved packaging and performance characteristics, they offer superior heat dissipation characteristics compared to rigid circuits, making flexible interconnects attractive for use in advanced, high-speed electronics. The IPC, an international trade organization, estimates that worldwide sales of flexible circuits alone in 1998 were approximately $2.8 billion.

    Flexible interconnects provide electrical connection between components in electronic systems and are increasingly used as a platform to support the attachment of electronic devices. Flexible interconnects offer several advantages over rigid printed circuit boards and ceramic hybrid circuits, particularly for small, complex electronic systems:

    - Their ability to physically bend or flex and their three-dimensional shape permit them to accommodate packaging contours and motion in a manner that traditional two-dimensional rigid printed circuit boards cannot;

    - They provide improved heat dissipation and signal integrity as compared to printed circuit boards; and

    - They permit the use of primary substrates for component attachment, as well as connectors, cables and other interconnection devices, with reduced size, weight and expense.

    We consider the following trends important in understanding the flexible interconnect industry:

  MINIATURIZATION, PORTABILITY AND COMPLEXITY OF ELECTRONIC PRODUCTS

    High-performance electronic products, such as cellular phones and personal digital assistants, continue to become more compact, portable and contain greater functionality. The complexity of these new products requires flexible interconnects with smaller size, lighter weight, greater circuit and component density, better heat dissipation properties, higher frequencies and increased reliability. As electronic products become increasingly sophisticated, electronic interconnect suppliers will require greater engineering expertise and investment in manufacturing and process technology to produce high-quality electronic interconnect products on time, in volume and at acceptable cost.

  SHORTER PRODUCT LIFE CYCLES AND TIME-TO-MARKET PRESSURE

    Rapid technological advances have significantly shortened the life cycle of complex electronic products and increased pressure to develop and introduce new products quickly. These time-to-market challenges have in turn increased OEMs' emphasis on the development, design, engineering, prototype development and ramp-to-volume capabilities of their suppliers.

  GLOBALIZATION AND REDUCTION OF MANUFACTURING COSTS

    Customers continue to demand increased electronic performance at lower prices. Leading OEMs who often manufacture products in multiple geographic regions are relying more on suppliers with global sourcing capabilities. Local sourcing can help to shorten the manufacturer's supply chain and provide regionally competitive pricing. OEMs also increasingly demand that their suppliers provide infrastructure for local delivery of engineering, manufacturing and sales support.

  INCREASED OUTSOURCING

    To avoid delays in new product introductions, reduce manufacturing costs and avoid logistical complexities, OEMs are increasingly turning to suppliers capable of producing electronic interconnect products from development, design, quick-turn prototype and pre-production through volume production and assembly. The accelerated time-to-market and ramp-to-volume needs of manufacturers have resulted in increased collaboration with qualified suppliers capable of providing a broad and integrated offering. Many OEMs now seek to use a small number of technically qualified, strategically located suppliers capable of providing both quick-turn prototype and pre-production quantities as well as cost-competitive volume production quantities.

  PROLIFERATION OF ELECTRONICS AND CREATION OF NEW PRODUCT APPLICATIONS

    The markets for electronic products are growing as a result of technological change, increasing demands for a wider variety of electronic product features and more powerful and less expensive electronic components. Because of this growth, new markets for flexible interconnects are being created and new applications for flexible interconnects are emerging within existing markets.

OUR SOLUTION

    We combine creative engineering design capabilities with innovative manufacturing processes and materials to provide our customers with a complete and cost-effective flexible interconnect solution. We believe that our processes and technologies allow us to produce superior flexible interconnect solutions at a lower cost than our competitors. In addition, because we are able to produce a broad range of flexible interconnects ranging from low-cost laminated cable to more expensive high-performance multilayer and rigid-flexible interconnects, we are able to provide our customers with a product that most efficiently meets their demands for functionality.

    Our solution begins with the product design phase, in which our engineers typically work closely with customers to develop a technically advanced flexible interconnect design. Although our customers generally provide the initial engineering guidelines for a particular interconnect, our design engineers are often called upon to work in tandem with a customer's design team to develop a solution. An important part of the Parlex solution is ensuring at an early stage, before time and money are spent on manufacturing, that the design can be produced efficiently and cost-effectively.

    Once the design is completed, we apply our experience with innovative materials and manufacturing processes to produce a flexible interconnect solution that meets our customer's functionality and cost objectives. We have developed materials and processes that provide customers improved performance at a lower production cost. In addition, we provide a dedicated quick-turn capability for producing prototype flexible interconnects and supporting our customers' needs for limited quantities of flexible interconnects on short notice. We believe that we are the only volume manufacturer of flexible interconnects to offer this valuable service in a dedicated facility. When customers come to us for prototype development of a flexible interconnect, we believe that we enjoy a competitive advantage in pursuing the subsequent volume production of that flexible interconnect. Over the past several years we have gained substantial experience in producing products in high volume, and we believe this expertise is a key factor in our ability to provide customers with cost-effective, flexible interconnect solutions.

    We believe that our capability to supply worldwide a broad range of products with a diverse mix of performance characteristics will enable us to capture additional market share in the flexible interconnect industry. We are one of a limited number of independent manufacturers that offers a range of flexible interconnect solutions from design concept through high-volume production. By offering a variety of products and services, we can provide design and manufacturing solutions for our customers while reducing their time-to-market and product development costs.

OUR STRATEGY

    Our objective is to be the flexible interconnect supplier of choice for customers in our target markets. Our strategy to achieve this objective includes the following key elements:

  DEVELOP INNOVATIVE PROCESSES AND MATERIALS

    We believe that our ability to develop innovative processes and materials enhances our opportunity for growth within our target markets. We intend to continue to focus our development efforts on proprietary flexible materials and processes that have a broad range of applications. These materials and processes enable us to produce, at reduced cycle times, cost-effective flexible interconnects that are reliable and improve product performance. Our PALFlex-Registered Trademark-, PALCoat-Registered Trademark-, U-
Flex-Registered Trademark-, PALCore-Registered Trademark- HP, Polysolder-Registered Trademark- and AutoNet-TM- technologies are examples of some of our innovative materials and manufacturing processes.

  OFFER THE BROADEST RANGE OF PRODUCTS AND SERVICES IN THE FLEXIBLE INTERCONNECT
    INDUSTRY

    We offer product lines that service virtually all of our customers' flexible interconnect needs. We are not aware of another company in the flexible interconnect industry that provides a broader range of products and services. Our product line includes flexible and rigid-flexible circuits from one to 24 layers, laminated cable, flexible interconnect hybrid circuits, flexible interconnect assemblies and, with our recent Poly-Flex acquisition, surface mount assembly capabilities. We offer products using a variety of materials, including adhesiveless and adhesive-based polyimide, polyester, and polymer thick film technologies. This wide product range enables us to remain the flexible interconnect supplier of choice to our customers even when their functional requirements change. For example, when a major automotive customer increased the number of electronic signals required for performance beyond the capability of a double-sided circuit, our PALCore-Registered Trademark- HP product met the customer's enhanced functionality and cost objectives. Conversely, another customer's design had the desired performance but was too costly in a highly competitive market. We redesigned this customer's flexible circuit to eliminate expensive shield layers by using HSI+-TM-, our patented high-speed screening process.

  DEVELOP STRATEGIC RELATIONSHIPS WITH KEY CUSTOMERS

    We seek to develop strategic relationships with key customers in targeted industries. As a value-added strategic partner with our customers, we work with a customer's technology roadmap to design and develop cost-effective flexible interconnect solutions. We believe that these relationships are most effective when we provide a significant portion of a customer's flexible interconnect needs. Through these strategic relationships, we achieve greater visibility into our customers' entire range of flexible interconnect requirements. As a result of our relationships with key customers, we developed
PALFlex-Registered Trademark-, PALCore-Registered Trademark- and HSI+-TM- with the knowledge that successful development would result in immediate market acceptance.

  DIVERSIFY CUSTOMER BASE ACROSS SPECIFIC MARKETS

    We seek to serve a variety of markets to help mitigate the effects of economic cycles in any one industry. Our business units are aligned to specific market segments to better understand and service customers within particular industries. In addition, we believe our diversification among the major segments provides greater insight into emerging technological requirements. For example, we applied our proprietary knowledge of shielding requirements in the computer industry to gain a competitive advantage in the telecommunications and networking market.

  EXPAND GLOBAL PRESENCE

    We believe that our customers will increasingly require service and support on a global basis. To address these requirements, we have continued to expand our global presence in emerging markets and throughout the world. We now have facilities in Asia, Europe, and the east and west coasts of North America. In 1995 we established a joint venture in China to serve the emerging flexible circuit market in China and throughout Asia and to produce specified products more cost-effectively for North America's customers. In May 1998, we leased a facility in Mexico that performs the finishing and, in some instances, assembly operations for flexible interconnects manufactured at our other facilities. In April 1999, we purchased a facility in San Jose, California to produce low to medium volumes of flexible circuits and provide our customers with quick-turn and prototyping services. This facility also supports several customers who use Parlex Shanghai for high volume production. In addition, we have developed, and plan to continue to develop, strategic relationships and alliances that we believe are necessary for the success of our international business. We have increased our distribution capabilities by establishing a presence in Singapore and France to serve key customers in Asia and Europe. Our recent acquisition of Poly-Flex, which has manufacturing facilities in Rhode Island and the United Kingdom, positions us to further expand our presence in Europe. We will continue to explore appropriate expansion opportunities as demand for our solutions increases.

OUR MARKETS

    Flexible interconnects are used in most segments of the electronics industry. The primary market segments that place high value on superior, cost-effective flexible interconnect solutions include:

  AUTOMOTIVE

    Automobile manufacturers increasingly use electronics to enhance vehicle performance and functionality, while at the same time reducing electronic component size, weight and manufacturing and assembly costs. Flexible circuits and laminated cable can provide cost-effective interconnect solutions for such applications as dashboard instrumentation, automotive entertainment systems, electronic engine control units, steering wheel controls, power distribution, sensors and anti-lock brakes. Providers of flexible interconnects typically work closely with the companies that supply these electronic systems to the vehicle manufacturers. Because automotive production cycles generally last three to five years and designs are unlikely to change during that period, a flexible interconnect that is designed into an automobile model or platform provides a relatively predictable source of demand over an extended time period.

  TELECOMMUNICATIONS AND NETWORKING

    The telecommunications and networking market includes infrastructure equipment and subscriber equipment submarkets. Infrastructure equipment consists of support electronics for the distribution of voice and data transmission. The growth of data transfer via the Internet has dramatically increased demand for this type of equipment. Infrastructure equipment employs sophisticated electronics which usually require the use of complex flexible interconnects. Subscriber equipment consists of cellular devices such as handsets and battery assemblies. Tight packaging and the need to reduce weight have driven the demand for flexible interconnects in this submarket. Laminated cable and single- and double-sided flexible circuits are generally used in subscriber equipment.

  DIVERSIFIED ELECTRONICS

    The diversified electronics market, which we define to include medical electronics, encompasses many applications. Virtually any electronic device which requires tight packaging, light weight or high reliability is a product that could incorporate flexible interconnects. Typical applications include electronic scales, industrial controls, metering devices, scanners, sensors and medical monitoring equipment.

  AEROSPACE

    Aerospace electronics were at one time the primary applications for flexible circuitry. Because of product complexity and space restrictions, aerospace applications often require multilayer rigid-flexible circuits. Typical applications are navigation systems, flight controls, displays, communications equipment and munitions. Although overall spending in this segment has decreased, we believe that procurement of flexible interconnects will continue to experience modest growth. We believe that the trend toward "smart" military systems will continue to drive demand for flexible interconnects in this segment.

  COMPUTER

    Demand for flexible circuits and laminated cable in the computer market is driven by short product life cycles as consumers demand increasingly powerful, less expensive, smaller, faster and lighter equipment. Disk drives represent the largest application for flexible circuits in this market. Other applications include notebook displays, personal digital assistants, mass storage devices and peripheral equipment such as scanners, printers and docking stations.

  APPLIANCES

    The home appliance market is beginning to make the transition from electro-mechanical controls to electronic controls containing intelligence and display. Over time, appliances are expected to become more technologically advanced. The utility and ease of use and repair associated with flexible interconnects make them especially suitable for these applications.

  RADIO FREQUENCY IDENTIFICATION (RFID)

    The emerging identification and tracking market is based upon next generation identification tags consisting of a radio frequency semiconductor attached to an antenna. Advancing technology at lower prices, increasing cooperation among industry participants and high volume applications such as automated fuel payment, electronic ticketing, baggage handling and parcel tracking are expected to be the growth drivers for this market. Market researchers have estimated that the compound annual growth rate for the shipments of RFID systems will be approximately 27% between 2000 and 2002. The size, cost and performance requirements demanded by this market are expected to drive the use of flexible circuits and assemblies in these applications.

OUR PRODUCTS

    Our current flexible interconnect products include flexible circuits, laminated cable, flexible interconnect hybrid circuits and flexible interconnect assemblies. We manufacture our products, which are designed by us, our customers or jointly, to our customers' application-specific requirements. Lead times for the design and manufacture of our products generally range from one week for some products to three months for more sophisticated products.

  FLEXIBLE CIRCUITS

    Flexible circuits, which consist of conductive patterns that are etched or printed onto flexible substrate materials such as polyimide or polyester, are used to provide connections between electronic components and as a substrate to support these electronic devices. The circuits are manufactured by passing base materials through multiple processes such as drilling, screening, photo imaging, etching, plating and finishing. Flexible circuits can be produced in single or multiple layers. We produce a wide range of flexible circuits including:

    - SINGLE-SIDED FLEXIBLE CIRCUITS, which have a conductive pattern only on one side. Single-sided flexible circuits are usually both cheaper and more flexible than double-sided flexible circuits. Through our proprietary high-speed interconnect screening technology, HSI+-TM-, which eliminates the need for a separate shield layer, we can produce single-sided flexible circuits that provide the same functionality as double-sided flexible circuits at a lower cost. We manufacture single-sided circuitry in both the United States and at Parlex Shanghai, where substantially all of our production to date has been single-sided.

    - DOUBLE-SIDED FLEXIBLE CIRCUITS, which have conductive patterns or materials on both sides that are interconnected by a drilled and copper-plated hole. Double-sided flexible circuits can provide either more functionality than a single-sided flexible circuit by containing conductive patterns on both sides, or can provide greater shielding than a single-sided flexible circuit by having a conductive pattern on one side and a layer of shielding material on the other.

    - MULTILAYER AND RIGID-FLEXIBLE CIRCUITS, which consist of layers of circuitry that are stacked and then laminated. These circuits are used where the complexity of the electronic design demands multiple layers of flexible circuitry. If some of the layers are rigid printed circuit board material, the product becomes a rigid-flexible circuit. We have manufactured these circuits with up to 40 layers in prototype programs and 24 layers in production.

    - POLYMER THICK FILM FLEXIBLE CIRCUITS, which are flexible circuits manufactured using a technology that uses a low-cost thick film polyester dielectric substrate and a silver screen-printed conductive pattern. These circuits are made with an additive process involving the high-speed screen printing of conductive traces utilizing internally developed ink systems. We are able to produce multilayer circuits using proprietary dielectric materials and double-sided circuits using proprietary printed through-hole technologies. Polymer thick film flexible circuits are used in low-cost, low-temperature, low-power interconnect applications.

  LAMINATED CABLE

    Laminated cable, which consist of flat or round wire laminated to a flexible substrate material, provide connections between electronic sub-systems and replace conventional wire harnesses. We manufacture laminated cable in an efficient, proprietary roll process. Substantially all of the laminated cable that we produce uses flat wire. Approximately 70% of the laminated cable that we produce is insulated with polyester material, allowing for maximum flexibility, while the remainder is insulated with polyimide material for its enhanced performance at elevated temperatures. Our laminated cable is capable of handling both power (high current) and signal (low current).

    Improving the process by which laminated cable is manufactured can increase functionality and lower the cost of production. To this end, we have developed U-Flex-Registered Trademark-, a proprietary technique that forms flat wire into a u-shape, followed by an injection molding process that enables the u-shaped end to function as a connector. This technique improves electrical performance and eliminates the need for a separate costly connector. We have also developed Pemacs-TM- shielding, which adds a specially designed silver ink to laminated cable to meet stringent electronic shielding requirements without compromising flexibility. We have worked closely with a connector manufacturer to develop PALCon-TM-. This new low-cost connector is designed specifically for flexible interconnects and offers automotive manufacturers easy installation at competitive pricing.

  FLEXIBLE INTERCONNECT HYBRID CIRCUITS

    In many cases, although a laminated cable is capable of carrying the necessary signals, etched circuitry is required for termination. For these applications we manufacture flexible interconnect hybrid circuits, which take advantage of the lower cost of laminated cable and the technology of flexible circuits by combining them into a single interconnect. On some products, we apply our HSI+-TM- process to the flexible interconnect hybrid circuit in order to provide signal clarity and shielding.

  FLEXIBLE INTERCONNECT ASSEMBLIES

    Both flexible circuits and laminated cable can be converted into an electronic assembly by adding electronic components. This process can be as simple as adding a connector or as complex as attaching components such as capacitors, resistors or integrated circuits onto a flexible circuit using surface mount assembly. We attach surface mount components to both copper and polymer thick film circuits with either solder paste or our patented Polysolder-Registered Trademark- conductive adhesive. We can place a full range of electronic devices, from passive components to computing devices, on our flexible interconnects.

    The following table sets forth representative applications in which our products are used:

FLEXIBLE CIRCUITS

    Single-Sided                                          Automotive Displays
                                                          Batteries for Cell Phones
                                                          Printers
                                                          Personal Digital Assistants
                                                          Data Storage

    Double-Sided                                          Engine Control Units
                                                          Laptop Computers
                                                          Cellular Phones (Including Batteries)
                                                          Engine Sensors

    Multilayer and Rigid-Flexible                         Engine Control Units
                                                          Computer Networks
                                                          Network Switching Systems
                                                          Aircraft Displays
                                                          Automotive Transmission Systems

    Polymer Thick Film                                    Business Phones
                                                          Disposable Medical Devices

LAMINATED CABLE                                           Postage Meters
                                                          Automotive Sound Systems
                                                          Notebook Computers
                                                          Industrial Controls
                                                          Electronic Scales

FLEXIBLE INTERCONNECT HYBRID CIRCUITS                     Total Vehicle Interconnection
                                                          Printers
                                                          Sensors
                                                          Scanning Devices
                                                          Night Vision Systems

FLEXIBLE INTERCONNECT ASSEMBLIES                          Aircraft Identification Systems
                                                          Sensors
                                                          Scanning Devices
                                                          Batteries for Portable Products
                                                          Disk Drives
                                                          Night Vision Systems

NEW PROCESS AND MATERIAL TECHNOLOGIES

    An important part of our strategy is development of new processes and materials for use in our products. Our proprietary processes and materials include:

    PALFLEX-REGISTERED TRADEMARK-. PALFlex-Registered Trademark- is both an adhesiveless polyimide-based material and a manufacturing process that we believe provides superior performance at a lower cost than traditional copper-clad materials. PALFlex-Registered Trademark- provides additional cost benefits by allowing us to combine several material manufacturing steps with circuit manufacturing and eliminating several major process steps. We developed PALFlex-Registered Trademark- for high volume automotive applications and are now adapting it for use across a number of other product lines. Because PALFlex-Registered Trademark- is produced in roll form and the copper thickness can be controlled to tight tolerances, we believe that it may serve as the foundation for products in the emerging high density substrate market. We shipped our first product incorporating the current version of PALFlex-Registered Trademark- in fiscal 1998.

    PALCOAT-REGISTERED TRADEMARK-. Working closely with a materials manufacturer and an equipment manufacturer we developed
PALCoat-Registered Trademark-, a new material for coating the outside of flexible circuits. PALCoat-Registered Trademark- has been designed to provide the electrical and physical characteristics required for a new generation of products but at a substantially lower cost than what is now commercially available. PALCoat-Registered Trademark- entered volume production in fiscal 1999.

    PALCORE-REGISTERED TRADEMARK- HP. PALCore-Registered Trademark- HP is a low-cost multilayer flexible material that is designed to minimize the difference between the cost of materials used in flexible circuits and those used in conventional rigid circuits. We have applied for patents on our latest, more flexible version of PALCore-Registered Trademark- HP, which entered production in January 2000.

    POLYSOLDER-REGISTERED TRADEMARK-. Polysolder-Registered Trademark- is both a patented lead-free, conductive adhesive used to attach electronic components onto flexible interconnects and a patented manufacturing process that enables the attachment of electronic devices onto substrates at low temperatures. Polysolder-Registered Trademark- has been used in the production of polymer thick film flexible circuit assemblies for several years. We plan to apply the Polysolder-Registered Trademark- process to etched flexible circuits and laminated cable. This technology will enable us to use polyester, instead of the more expensive polyimide, as a substrate in the production of these flexible interconnect assemblies.

    RFID FLIP CHIP ATTACHMENT PROCESS. We have developed a low-cost process that we believe will be an enabling technology in the RFID market. Our high-speed flip chip attachment process is up to ten times faster at placing semiconductors on low-cost materials than conventional process alternatives. This process allows us to meet our customer's goals for cost and reliability. This process entered production in September 1999.

    AUTONET-TM-. AutoNet-TM- is a proprietary flexible interconnect designed specifically to meet the emerging needs of the automotive industry. As each generation of vehicles incorporates greater electronic content, interconnection becomes both more important and more difficult. AutoNet-TM- draws upon our flexible interconnect process and materials technology to provide a cost-effective interconnect for placement in the headliners, trunks and doors of automobiles. AutoNet-TM- is designed to replace traditional wire harnesses and is lighter, smaller, more reliable and provides shielding necessary to control the emission of electronic signals. We believe that the potential market for AutoNet-TM- is substantial and will develop over the next few years.

OUR CUSTOMERS


    Our customers are a diverse group of OEMs that serve a variety of industries. In fiscal 1999, we sold products to approximately 700 accounts, counting divisions within certain major customers as separate accounts. Our largest 20 customers based on sales accounted for approximately 71% of total revenues in fiscal 1997, 64% in fiscal 1998, 63% in fiscal 1999 and 69% in the first nine months of fiscal 2000. Sales to several divisions of Motorola in the aggregate comprised approximately 20% of our total revenues in fiscal 1997, 23% in fiscal 1998, 15% in fiscal 1999 and 10% in the first nine months of fiscal 2000. Our other major end-customers include: Siemens, Nortel Networks, Symbol Technologies, Honeywell, Hewlett-Packard, Dell Computer, Lexmark, General Dynamics, Delphi, Visteon, Pitney Bowes and Kulicke & Soffa Industries.


SALES AND CUSTOMER SERVICE


    We have organized our sales and customer service into business units that are tied to the following markets: automotive, telecommunications and networking, diversified electronics, aerospace and computer. Our sales managers focus on a specific industry and develop targeted customers within that industry. Our sales managers draw upon the expertise of our engineering staff as an integral part of the sales process, and upon customer service representatives to support their customers' day-to-day requirements. Sales managers coordinate the efforts of a network of 16 independent manufacturers' representative organizations worldwide. In fiscal 1999 and the first nine months of fiscal 2000, manufacturers' representative organizations accounted for approximately 63% of total revenues.


    The sales process involves extensive coordination between a customer's design engineers and our design and engineering staff. Our sales managers then work closely with our applications engineers to prepare a feasibility study to assess the cost of producing the interconnect solution to the customer's specifications. This process often involves multiple design and manufacturing iterations to identify the lowest cost solution that meets the customer's specifications.

    Sales managers lead our efforts to become the preferred supplier to target customers. The managers' ability to understand the quality, cost, delivery, technology and service objectives of target customers is critical to our goal of achieving the highest level of customer satisfaction. To develop strategic relationships with target customers, our employees participate in joint training, engineering seminars, manufacturing intern programs and as members of customers' problem solving teams. We often have access to a customer's materials resource planning schedule, which allows us to better forecast that customer's near and mid-term requirements.

    To complement the independent manufacturers' representative organizations with which we work, we have direct sales and customer support offices in Raleigh-Durham, North Carolina, and San Diego, California. Through these offices we provide applications engineering, logistical support and coordination of activities with our customers. We expect to open additional sales and customer support offices in the U.S. and Europe. We have agreements with distribution companies in Singapore and France to provide forward stocking and inventory coordination for regional customers. These relationships enable us to provide customers with service comparable to that of a local provider.

    Under the terms of our Chinese joint venture agreement, Parlex Shanghai has agreed that it will sell its products outside China only through us. In turn, we have agreed that we will sell flexible circuits in China only through the joint venture.

MANUFACTURING

    We believe that our manufacturing expertise in a number of specialized areas, together with our investment in process research and development and equipment, have contributed to our position as an industry leader. A significant amount of our production equipment is proprietary, including cable laminators, precision cable slitters and roll plating, roll etching and automatic punching equipment.

    Our computer-aided manufacturing system takes the customer's design and programs the various steps that will be required to manufacture the particular product. The manufacturing process varies a great deal from product to product. Although there is no standard process, significant elements of production are highlighted below:

                                       POLYMER THICK FILM
    ETCHED FLEXIBLE CIRCUIT             FLEXIBLE CIRCUIT                  LAMINATED CABLE
-------------------------------  -------------------------------  -------------------------------
           Drilling                Convert/Condition Substrate              Lamination

            Plating                       Screen Print                       Slitting

          Developing                         Diecut                      Conductor Forming

            Etching                    Conductive Adhesive               Injection Molding

          Lamination                 Surface Mount/Flip Chip                 Shielding
                                            Assembly

      Electrical Testing               Electrical Testing                  Laser Skiving

           Assembly                                                          Assembly

    We recently completed a major expansion of our production capacity. In fiscal 1999, we added 60,000 square feet to our Methuen, Massachusetts facility, 12,000 square feet to our Salem, New Hampshire facility and 10,000 square feet to our Shanghai, China facility. Additionally, we purchased over $7.5 million of new equipment in fiscal 1999. Our acquisition of Dynaflex gave us a full complement of flexible circuit manufacturing equipment and a 19,000 square foot facility. Although some of our operations were capacity constrained in fiscal 1999, we believe that we now have sufficient capacity to meet forecast growth in U.S. operations for the next several years. We are currently adding additional capacity in Shanghai and Mexico and we intend to continue to expand capacity to meet the needs of our growing customer base.

    Six of our manufacturing facilities are certified to the international standard ISO 9002. Three of our facilities are certified to the automotive standard QS 9002.

MATERIALS AND MATERIALS MANAGEMENT

    We aggressively attempt to control our cost of purchased materials and our level of inventories through long-term relationships with our suppliers. Our goal is to attain a competitive price from suppliers and foster a shared vision towards advancing technology.

    We purchase raw materials, process chemicals and various components from multiple outside sources. We often make long-term purchasing commitments with key suppliers for specific customer programs. These suppliers commit to provide cooperative engineering as required and in some cases to maintain a local inventory to provide shorter lead times and reduced inventory levels. In many cases our customers approve, and often specify, sources of supply.

    We qualify our suppliers through a vendor rating system that limits the number of suppliers to those that can provide the best total value and quality. We monitor each supplier's quality, delivery, service and technology so that the materials we receive meet our objectives.

COMPETITION

    Our business is highly competitive. We compete against other manufacturers of flexible interconnects as well as against manufacturers of rigid-printed circuits. Competitive factors among flexible circuit and laminated cable suppliers are price, product quality, technological capability and service. We believe that we compete favorably on all of these competitive factors, but believe that our competitive strength is in our ability to apply technology to reduce cost. We compete against rigid board products on the basis of product versatility, although price can also be a competitive factor if the difference between the cost of a rigid circuit and a flexible circuit becomes too great.

INTELLECTUAL PROPERTY

    We have acquired patents and we seek patents on new products and processes where we believe patents would be appropriate to protect our interests. Although patents are an important part of our competitive position, we do not believe that any single patent or group of patents is critical to our success. We believe that, due to the rapid technological change in the flexible interconnect business, our success depends more on design creativity and manufacturing expertise than on patents and other intellectual property. We own 18 patents issued, and have two patent applications pending, in the United States and have several corresponding foreign patent applications pending. We have obtained federal trademark registrations for PALFlex-Registered Trademark-, PALCore-Registered Trademark-, U-Flex-Registered Trademark-,
PALCoat-Registered Trademark- and Polysolder-Registered Trademark-, and have one trademark application pending. We also rely on internal security measures and on confidentiality agreements for protection of trade secrets and proprietary know-how. We cannot be sure that our efforts to protect our intellectual property will be effective to prevent misappropriation or that others may not independently develop similar technology.

    Under the terms of our Chinese joint venture agreement, we transferred specified technology to Parlex Shanghai and have agreed to provide it with additional technology and expertise as the joint venture's capabilities and markets develop. PALFlex-Registered Trademark- is excluded from the arrangement.

    In January 2000, we sold two U.S. patents for PALCore-Registered Trademark-, a low-cost multilayer material, to Polyclad Laminates, Inc., a subsidiary of Cookson Electronics, for approximately $1.3 million. We had previously licensed PALCore-Registered Trademark- to Isola Laminate Systems Corp. (f/k/a Allied Signal Laminate Systems) and will transfer royalties received in connection with the license to Polyclad Laminates, Inc. as part of the sale. We have retained a perpetual, royalty-free, non-exclusive license to use the PALCore-Registered Trademark- material in our products. We also hold a patent, which we have not licensed to anyone, which covers the process of using PALCore-Registered Trademark- in the production of flexible interconnects.

ENVIRONMENTAL REGULATIONS

    Flexible interconnect manufacturing requires the use of metals and chemicals. Water used in the manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. We operate and maintain water effluent treatment systems and use approved laboratory testing procedures to monitor the effectiveness of these systems at our Methuen, Massachusetts facility. We operate this treatment system under a effluent discharge permit issued by the local governmental authority. Air emissions resulting from our manufacturing processes are regulated by permits issued by government authorities. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. We believe that the waste treatment equipment at our facility is currently in compliance with the requirements of environmental laws in all material respects and that our air emissions are within the limits established in the relevant permit. However, violations may occur in the future. We are also subject to other environmental laws including those relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as to work place health and safety and indoor air quality emissions. Furthermore, environmental laws could become more stringent or might apply to additional aspects of our operations over time, and the costs of complying with such laws could be substantial. Compliance with local, state and federal laws did not have a material impact on our capital expenditures, earnings or competitive position in fiscal 1999. We estimate that capital expenditures in fiscal 2000 and 2001 associated with environmental compliance will be $550,000.

EMPLOYEES


    As of May 1, 2000, we employed approximately 900 people in the United States. Of these employees, 800 were direct employees of Parlex and 100 worked for interim staffing agencies. In addition, we employed approximately 200 people in Mexico and approximately 130 people in the United Kingdom and Parlex Shanghai employed approximately 560 people in China. We are not party to any collective bargaining agreement and we believe our relations with our employees are good.


FACILITIES

    Our facilities at March 26, 2000 are:

                        APPROXIMATE
LOCATION                SQUARE FEET   LEASED/OWNED           DESCRIPTION
--------                -----------   ------------           -----------
Methuen, Massachusetts    185,000     Owned                  Corporate headquarters, product
                                                             and process development and
                                                             flexible circuit manufacturing

Cranston, Rhode Island     55,500     Owned                  Polymer thick film and surface
                                                             mount assembly operations

Salem, New Hampshire       46,000     Leased (lease expires  Laminated cable manufacturing
                                      in January 2007)

Newport, Isle of           40,000     Leased (lease expires  Polymer thick film and surface
Wight, United Kingdom                 in November 2009)      mount assembly operations

Shanghai, China            37,000     Leased (lease expires  Single- and double-sided flexible
                                      in August 2002)        circuit manufacturing

Empalme, Sonora,           19,000     Leased (lease expires  Finishing and assembly operations
Mexico                                in January 2005)

San Jose, California       19,000     Leased (lease expires  Prototype and quick-turn
                                      in December 2000)      operations

LEGAL PROCEEDINGS

    From time to time we are involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

    The following table sets forth information about our directors and executive officers as of March 26, 2000.


NAME                                     AGE      POSITION
----                                   --------   --------
Herbert W. Pollack...................     72      Chairman of the Board of Directors

Peter J. Murphy......................     51      President, Chief Executive Officer and Director

Robert A. Rieth......................     58      Senior Vice President and Chief Financial Officer

Alfred R. Calvetti...................     56      Vice President and General Manager--Laminated Cable
                                                  Products

Jill Pollack Kutchin.................     47      Vice President--Corporate Affairs and Clerk

Darryl J. McKenney...................     37      Vice President and General Manager--Flexible Circuit
                                                  Products

Steven M. Millstein..................     56      Vice President and Treasurer

Sheldon Buckler......................     68      Director

Richard W. Hale......................     62      Director

M. Joel Kosheff......................     62      Director

Lester Pollack.......................     66      Director

Benjamin M. Rabinovici...............     78      Director


    Herbert W. Pollack has served as Chairman of the Board of Parlex since it was founded in 1970. He was President of Parlex from 1970 to 1995, Chief Executive Officer from 1970 to June 1997 and Treasurer from 1970 to March 2000. Mr. Pollack is the brother of Lester Pollack and the father of Jill Pollack Kutchin.

    Peter J. Murphy has been President of Parlex since July 1, 1995, and on
July 1, 1997, was elected to the office of Chief Executive Officer. He was Chief Operating Officer and Executive Vice President from May 1994 to July 1995 and Vice President and General Manager of Flexible Circuit Products from February 1993 to May 1994. Mr. Murphy initially served as Assistant to the President from December 1992 to February 1993. From 1988 to 1992, he was President of Teledyne Electro-Mechanisms, a manufacturer of flexible circuits. Mr. Murphy is a Director of Nashua Corporation. He has been a Director of Parlex since 1994.

    Robert A. Rieth joined Parlex in March 2000 as Senior Vice President and Chief Financial Officer. From 1997 to 1999, Mr. Rieth was Chief Executive Officer of Wyle Laboratories, Inc., a provider of testing and engineering services for the aerospace and electronics industry. From 1971 to 1997, he was a Corporate Vice President, Group Executive for Financial Management and President of a subsidiary of Teledyne, Inc., an electronics, metals and consumer electronics conglomerate.

    Alfred R. Calvetti joined Parlex in July 1971 and has served in a variety of technical and managerial positions. From December 1988 to February 1993, he was Divisional Vice President and General Manager of Laminated Cable Products. In February 1993, he became a Corporate Vice President and General Manager of Laminated Cable Products.

    Jill Pollack Kutchin joined Parlex in January 1977 and served as Manager--Marketing Administration until December 1983, when she became Vice President--Corporate Affairs. Since November 1980, she has also been Clerk of Parlex. Ms. Kutchin is the daughter of Herbert W. Pollack.

    Darryl J. McKenney joined Parlex in February 1993 as Director of Engineering, Flexible Circuit Products. In March 1995, Mr. McKenney became Director of Operations of Flexible Circuit Products and was appointed Vice President of Flexible Circuit Operations in April 1997. In August 1999 he became a Corporate Vice President and General Manager of Flexible Circuit Products. Prior to joining Parlex, he was Vice President--Engineering for Teledyne-Electro Mechanisms.

    Steven M. Millstein joined Parlex in March 1977, serving initially as Controller and from February 1979 to February 1988 as Vice
President--Controller. Mr. Millstein served as Vice President--Finance from February 1988 to March 2000 when he became Vice President and Treasurer.

    Sheldon Buckler has been Chairman of the Board of NSTAR, a gas and electric utility holding company, since May 1995. He was employed by Polaroid Corporation from 1964 until his retirement as Vice Chairman of the Board of Directors in 1994. Dr. Buckler is a Director of Lord Corporation, Micrologic Corporation, Nashua Corporation and Micro Component Technology, Inc. He has been a Director of Parlex since February 1995.

    Richard W. Hale has been President and Chief Executive Officer of VXI Corporation, a manufacturer of electronic products for the telephone and computer industry, since April 1998. He was President and Chief Executive Officer of Watson Technologies, Inc., a manufacturer of electronic products, from 1996 to March 1998. In addition, he has been Chairman and Chief Executive Officer of Hale Industries, Inc., a private investment firm, since 1993. Prior to that time, he was Vice President and Chief Operating Officer and a member of the Board of Directors of M/A-Com, Inc. He has been a Director of Parlex since February 1995.

    M. Joel Kosheff has been Principal of M.J. Kosheff Associates, a financial consulting firm, since January 1989. He has been a Director of Parlex since 1989.

    Lester Pollack has been Managing Director of Centre Partners Management LLC, a private investment firm, since 1986 and was a Managing Director of Lazard Freres & Co. LLC, from 1986 to 1998. He is also the Chairman of the Board of Directors of Firearms Training Systems, Inc., and a Director of LaSalle Re Holdings Limited, Nationwide Credit Inc., Bank Leumi USA and Tidewater Inc. Lester Pollack is the brother of Herbert W. Pollack. He has been a Director of Parlex since 1970.

    Benjamin M. Rabinovici has been Chairman of the Board of ASD Company, a manufacturer of electronic products, since July 1999. He was President of Tympanium Corporation, a manufacturer of electronic products, from 1980 to March 1996. He has been a Director of Parlex since 1970.

                              SELLING STOCKHOLDERS


    The following table sets forth information regarding the beneficial ownership of our common shares as of May 23, 2000 by the selling stockholders. Except as otherwise indicated in the footnotes to the table, each of the stockholders has sole voting and investment power with respect to the shares of common stock listed as being beneficially owned. The address for each of the selling stockholders is c/o Parlex Corporation, One Parlex Place, Methuen, Massachusetts 01844. None of the selling stockholders owns any options to acquire shares of our common stock.


                                                 SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                                 OWNED PRIOR TO THE     NUMBER OF                    OWNED AFTER THE
                                                      OFFERING            SHARES                        OFFERING
                                                ---------------------       OF       PERCENT OF   ---------------------
                                                 NUMBER    PERCENT OF     COMMON      HOLDINGS     NUMBER    PERCENT OF
                                                   OF      BENEFICIAL     STOCK        BEING         OF      BENEFICIAL
SELLING STOCKHOLDER                              SHARES    OWNERSHIP     OFFERED      OFFERED      SHARES    OWNERSHIP
-------------------                             --------   ----------   ----------   ----------   --------   ----------
Herbert W. Pollack(1).........................  769,914       16.0%       75,000         9.7%     619,914       10.2%
Sandra Pollack(2).............................  769,914       16.0%       75,000         9.7%     619,914       10.2%

------------------------------


(1) Herbert W. Pollack is the husband of Sandra Pollack and the Chairman of the Board of Parlex. Until March 2000, Mr. Pollack also served as Parlex's Treasurer. Shares shown to be beneficially owned by Mr. Pollack include 230,400 shares of common stock owned by Mrs. Pollack, as to which Mr. Pollack disclaims beneficial ownership.


(2) Sandra Pollack is the wife of Herbert W. Pollack. Shares shown to be beneficially owned by Mrs. Pollack include 539,514 shares of common stock owned by Mr. Pollack, as to which Mrs. Pollack disclaims beneficial ownership.

                                  UNDERWRITING

    Parlex, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to various conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Adams, Harkness & Hill, Inc. and Needham & Company, Inc. are the representatives of the underwriters.


                                                             NUMBER OF SHARES
UNDERWRITERS                                                 OF COMMON STOCK
------------                                                 ----------------
Adams, Harkness & Hill, Inc................................
Needham & Company, Inc.....................................
                                                                 ---------
      Total................................................      1,400,000
                                                                 =========


    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 210,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters may exercise this option only to cover over-allotments in connection with the sale of the 1,400,000 shares of our common stock offered hereby.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Parlex and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                                   PAID BY SELLING
                                                       PAID BY US                   STOCKHOLDERS
                                               ---------------------------   ---------------------------
UNDERWRITING DISCOUNTS AND COMMISSIONS         NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
--------------------------------------         -----------   -------------   -----------   -------------
Per Share....................................     $              $              $              $
Total........................................     $              $              $              $

    Under the terms and conditions of the underwriting agreement, if the underwriters purchase any of the shares offered, they are committed to take and pay for all of the shares offered.

    The underwriters propose to offer the shares of our common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus, and in part to securities dealers at the public offering
price less a concession not in excess of $         per share. The underwriters
may allow, and dealers may reallow, a concession not in excess of $         per
share to brokers and dealers. After the shares of common stock are released for sale to the public, the representatives may vary from time to time the public offering price and other selling terms.


    The total proceeds before expenses we expect to receive from this offering, after deducting the underwriting discount, will be approximately $26.4 million, assuming no exercise of the over-allotment option. We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be $400,000.


    We have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Adams, Harkness & Hill, Inc., except for the shares of common stock offered hereby and except that we may issue securities pursuant to our stock plans. In addition, our officers and directors and the selling stockholders, who will hold an aggregate of 1,078,233 shares of common stock following the offering, for a period of 90 days after the date of this prospectus, have agreed with the underwriters not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock owned beneficially by them, subject to certain limited exceptions, without the prior written consent of Adams, Harkness & Hill, Inc.

    In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in the common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The SEC has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any), or their respective affiliates may engage in passive market making in the common stock during the cooling off period.

    Parlex and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby is being passed upon for Parlex by Ropes & Gray, Boston, Massachusetts and Kutchin & Rufo, P.C., Boston, Massachusetts. Edward D. Kutchin is a shareholder in the professional corporation of Kutchin & Rufo, P.C. and beneficially owns 144,974 shares of our common stock. Legal matters in connection with the offering will be passed upon for the underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS


    The financial statements of Parlex Corporation as of June 30, 1998 and 1999 and for each of the three fiscal years in the period ended June 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



    The combined financial statements of Poly-Flex Circuits, Inc. and Poly-Flex Circuits Limited, incorporated in this prospectus by reference from Parlex Corporation's Report on Form 8-K/A dated May 23, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which report expresses an unqualified opinion, refers to the report of other auditors, and includes an explanatory paragraph as to the basis of presentation) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement with respect to the common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the exhibits and schedules which are part of the registration statement.


    We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13(th) Floor, New York, New York 10048 and 500 West Madison Street, Suite 1900, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at HTTP://WWW.SEC.GOV.


    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file subsequently with the SEC will automatically update and supersede information incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    1. Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999 as filed with the SEC on October 1, 1999, except for Part II, Item 8, Financial Statements, which have been updated and are included in this prospectus;


    2. Our Quarterly Report on Form 10-Q for the quarters ended September 26, 1999, December 26, 1999 and March 26, 2000 as filed with the SEC on November 10, 1999, February 2, 2000, and May 10, 2000, respectively, and on Forms 10-Q/A for the quarter ended March 26, 2000 as filed with the SEC on May 19, 2000 and May 23, 2000;



    3. Our Current Reports on Form 8-K as filed with the SEC on February 3, 2000, March 15, 2000 and May 12, 2000 and on Form 8-K/A as filed with the SEC on May 23, 2000;


    4.  Our Proxy Statement as filed with the SEC on October 29, 1999; and


    5. Our Registration Statement on Form 8-A as filed with the SEC on October 29, 1984, including any amendment or report filed for the purpose of updating such description.


    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Parlex Corporation
    One Parlex Place
    Methuen, Massachusetts 01844
    Attention: Clerk
    (978) 685-4341

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PARLEX CORPORATION

Independent Auditors' Report................................    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Income...........................    F-4
Consolidated Statements of Stockholders' Equity.............    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to Consolidated Financial Statements..................    F-7

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
of Parlex Corporation:

    We have audited the accompanying consolidated balance sheets of Parlex Corporation and its Subsidiaries (the "Company") as of June 30, 1998 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Parlex Corporation and its Subsidiaries at June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Boston, Massachusetts
August 24, 1999 (March 1, 2000 as to Note 14)

                      PARLEX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             JUNE 30, 1998 AND 1999

                                                                  1998           1999
                                                              ------------   ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  5,824,233   $  1,175,889
  Short-term investments....................................     6,789,469      1,606,953
  Accounts receivable--less allowance for doubtful accounts
    of $255,000 in 1999 and $252,000 in 1998................    11,145,750     14,053,046
  Inventories...............................................     9,346,657     10,943,457
  Refundable income taxes...................................       323,626        129,790
  Deferred income taxes.....................................       372,725        559,084
  Other current assets......................................     1,706,367      1,585,435
                                                              ------------   ------------
      Total current assets..................................    35,508,827     30,053,654
                                                              ============   ============
PROPERTY, PLANT AND EQUIPMENT:
  Land......................................................       468,864        468,864
  Buildings.................................................     7,724,022      7,796,488
  Machinery and equipment...................................    27,200,755     30,756,650
  Leasehold improvements and other..........................     2,270,658      2,929,101
  Construction in progress..................................     4,390,805     13,844,489
                                                              ------------   ------------
      Total.................................................    42,055,104     55,795,592
  Less accumulated depreciation and amortization............   (22,031,645)   (23,915,018)
                                                              ------------   ------------
      Property, plant and equipment--net....................    20,023,459     31,880,574
                                                              ------------   ------------
OTHER ASSETS................................................       649,198      1,586,383
                                                              ------------   ------------
TOTAL.......................................................  $ 56,181,484   $ 63,520,611
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $    121,158   $    619,206
  Bank loan.................................................       310,577             --
  Accounts payable..........................................     6,437,169      8,080,085
  Accrued liabilities.......................................     2,353,800      2,592,655
                                                              ------------   ------------
      Total current liabilities.............................     9,222,704     11,291,946
                                                              ============   ============
LONG-TERM DEBT..............................................     1,165,751      1,631,782
                                                              ------------   ------------
OTHER NONCURRENT LIABILITIES................................     2,247,444      2,611,942
                                                              ------------   ------------
MINORITY INTEREST IN PARLEX SHANGHAI........................     1,954,472      2,651,711
                                                              ------------   ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value--authorized, 1,000,000
    shares; none issued
  Common stock, $.10 par value--authorized, 10,000,000
    shares; issued, 4,991,149 and 4,850,649 shares in 1999
    and 1998, respectively..................................       485,065        499,115
  Additional paid-in capital................................    23,872,745     24,568,566
  Retained earnings.........................................    18,268,743     21,288,296
  Accumulated other comprehensive income....................         2,185         14,878
  Less treasury stock, at cost--210,000 shares in 1999 and
    1998....................................................    (1,037,625)    (1,037,625)
                                                              ------------   ------------
      Total stockholders' equity............................    41,591,113     45,333,230
                                                              ------------   ------------
TOTAL.......................................................  $ 56,181,484   $ 63,520,611
                                                              ============   ============

                See notes to consolidated financial statements.

                      PARLEX CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

                                                         1997          1998          1999
                                                      -----------   -----------   -----------
REVENUES:
  Product sales.....................................  $54,977,143   $60,048,336   $66,372,800
  License fees and royalty income...................      109,710       226,835       674,483
                                                      -----------   -----------   -----------
      Total revenues................................   55,086,853    60,275,171    67,047,283
                                                      -----------   -----------   -----------

COSTS AND EXPENSES:
  Cost of products sold.............................   44,136,738    47,304,136    52,784,488
  Selling, general and administrative expenses......    7,288,544     8,271,704     9,715,341
                                                      -----------   -----------   -----------
      Total costs and expenses......................   51,425,282    55,575,840    62,499,829
                                                      -----------   -----------   -----------
OPERATING INCOME....................................    3,661,571     4,699,331     4,547,454
OTHER INCOME, Net...................................      155,604       683,776       359,748
INTEREST EXPENSE....................................     (436,008)     (253,509)     (226,378)
                                                      -----------   -----------   -----------
INCOME FROM OPERATIONS BEFORE INCOME TAXES..........    3,381,167     5,129,598     4,680,824
PROVISION FOR INCOME TAXES..........................   (1,249,202)   (1,539,514)     (964,032)
                                                      -----------   -----------   -----------
INCOME BEFORE MINORITY INTEREST.....................    2,131,965     3,590,084     3,716,792
MINORITY INTEREST...................................      (11,509)     (433,110)     (697,239)
                                                      -----------   -----------   -----------
NET INCOME..........................................  $ 2,120,456   $ 3,156,974   $ 3,019,553
                                                      ===========   ===========   ===========
BASIC INCOME PER SHARE..............................  $       .59   $       .73   $       .65
                                                      ===========   ===========   ===========
DILUTED INCOME PER SHARE............................  $       .57   $       .71   $       .63
                                                      ===========   ===========   ===========

                See notes to consolidated financial statements.

                      PARLEX CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

                                                                                                         ACCUMULATED
                                          COMMON STOCK        ADDITIONAL                                    OTHER
                                     ----------------------     PAID-IN      RETAINED      TREASURY     COMPREHENSIVE
                                       SHARES      AMOUNT       CAPITAL      EARNINGS        STOCK          INCOME
                                     ----------   ---------   -----------   -----------   -----------   --------------
BALANCE, JULY 1, 1996..............   2,582,659   $258,266    $ 3,243,491   $12,991,313   $(1,037,625)     $  (162)
  Comprehensive income:
    Net income.....................          --         --             --     2,120,456            --           --
    Foreign currency translation
      adjustment...................          --         --             --            --            --       (4,591)
  Comprehensive income.............
  Stock dividend...................   1,186,311    118,631       (118,631)           --            --           --
  Tax benefit arising from the
    exercise of stock options......          --         --        114,309            --            --           --
  Exercise of stock options........      29,780      2,978         95,255            --            --           --
                                     ----------   --------    -----------   -----------   -----------      -------
BALANCE, JUNE 30, 1997.............   3,798,750    379,875      3,334,424    15,111,769    (1,037,625)      (4,753)
  Comprehensive income:
    Net income.....................          --         --             --     3,156,974            --           --
    Other comprehensive income:
      Foreign currency translation
        adjustment.................          --         --             --            --            --           --
      Unrealized gain on short-term
        investments................          --         --             --            --            --           --
    Other comprehensive income.....          --         --             --            --            --        6,938
  Comprehensive income.............
  Tax benefit arising from the
    exercise of stock options......          --         --         97,702            --            --           --
  Stock offering, net of
    expenses.......................   1,000,000    100,000     20,281,799            --            --           --
  Exercise of stock options........      51,899      5,190        158,820            --            --           --
                                     ----------   --------    -----------   -----------   -----------      -------
BALANCE, JUNE 30, 1998.............   4,850,649    485,065     23,872,745    18,268,743    (1,037,625)       2,185
  Comprehensive income:
    Net income.....................          --         --             --     3,019,553            --           --
    Other comprehensive income:
      Foreign currency translation
        adjusment..................          --         --             --            --            --           --
      Unrealized gain on short-term
        investments................          --         --             --            --            --           --
    Other comprehensive income.....                                                                         12,693
  Comprehensive income.............
  Exercise of stock options........     140,500     14,050        604,853            --            --           --
  Tax benefit arising from the
    exercise of stock options......          --         --         90,968            --            --           --
                                     ----------   --------    -----------   -----------   -----------      -------
BALANCE, JUNE 30, 1999.............   4,991,149   $499,115    $24,568,566   $21,288,296   $(1,037,625)     $14,878
                                     ==========   ========    ===========   ===========   ===========      =======


                                     COMPREHENSIVE
                                         INCOME
                                         (LOSS)          TOTAL
                                     --------------   ------------
BALANCE, JULY 1, 1996..............                   $ 15,455,283
  Comprehensive income:
    Net income.....................   $ 2,120,456        2,120,456
    Foreign currency translation
      adjustment...................        (4,591)          (4,591)
                                      -----------
  Comprehensive income.............   $ 2,115,865
                                      ===========
  Stock dividend...................                             --
  Tax benefit arising from the
    exercise of stock options......                        114,309
  Exercise of stock options........                         98,233
                                                      ------------
BALANCE, JUNE 30, 1997.............                     17,783,690
  Comprehensive income:
    Net income.....................   $ 3,156,974        3,156,974
                                      -----------
    Other comprehensive income:
      Foreign currency translation
        adjustment.................        (3,254)          (3,254)
      Unrealized gain on short-term
        investments................        10,192           10,192
                                      -----------
    Other comprehensive income.....         6,938
                                      -----------
  Comprehensive income.............   $ 3,163,912
                                      ===========
  Tax benefit arising from the
    exercise of stock options......                         97,702
  Stock offering, net of
    expenses.......................                     20,381,799
  Exercise of stock options........                        164,010
                                                      ------------
BALANCE, JUNE 30, 1998.............                     41,591,113
  Comprehensive income:
    Net income.....................   $ 3,019,553        3,019,553
                                      -----------
    Other comprehensive income:
      Foreign currency translation
        adjusment..................        20,999           20,999
      Unrealized gain on short-term
        investments................        (8,306)          (8,306)
                                      -----------
    Other comprehensive income.....        12,693
                                      -----------
  Comprehensive income.............   $ 3,032,246
                                      ===========
  Exercise of stock options........                        618,903
  Tax benefit arising from the
    exercise of stock options......                         90,968
                                                      ------------
BALANCE, JUNE 30, 1999.............                   $ 45,333,230
                                                      ============

                See notes to consolidated financial statements.

                      PARLEX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

                                                                 1997           1998           1999
                                                             ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $  2,120,456   $  3,156,974   $  3,019,553
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization of property, plant and
        equipment and other assets.........................     1,899,325      2,426,831      2,943,092
      Gain on sale of equipment............................      (129,269)       (68,573)            --
      Amortization on investments available for sale.......            --         49,761             --
      Gain on sale of investments available for sale.......            --         (8,133)        (8,306)
      Deferred income taxes................................        86,375         98,640         93,580
      Deferred compensation................................        74,999         83,188         84,559
      Tax benefit arising from the exercise of stock
        options............................................       114,309         97,702         90,968
      Minority interest....................................        11,509        433,110        697,239
      Changes in current assets and liabilities:
        Accounts receivable--net...........................    (1,576,055)    (2,116,362)    (2,529,600)
        Inventories........................................       490,947     (2,084,180)    (1,612,413)
        Refundable income taxes............................        17,794       (323,626)       193,836
        Other current assets...............................      (151,570)      (855,411)       120,931
        Accounts payable and accrued liabilities...........       220,520      1,593,457      1,881,732
        Income taxes payable...............................       244,404       (244,404)            --
                                                             ------------   ------------   ------------
          Total adjustments................................     1,303,288       (918,000)     1,955,618
                                                             ------------   ------------   ------------
          Net cash provided by operating activities........     3,423,744      2,238,974      4,975,171
                                                             ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Parlex-Dynaflex subsidiary...................            --             --     (2,620,000)
  Maturities (purchases) of investments available for sale,
    net....................................................            --     (6,820,905)     5,182,517
  Additions to property, plant and equipment...............    (2,619,074)    (8,462,521)   (12,834,228)
  Decrease (increase) in other assets......................      (206,449)       (86,841)        84,833
  Proceeds from sale of equipment..........................       164,220         77,800             --
                                                             ------------   ------------   ------------
          Net cash used for investing activities...........    (2,661,303)   (15,292,467)   (10,186,878)
                                                             ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common shares--net.........            --     20,381,799             --
  Proceeds from bank loan..................................        99,332             --             --
  Payment of bank loan.....................................            --       (189,423)      (310,577)
  Issuance of long-term debt...............................            --      1,000,000             --
  Borrowings (payments) under revolving-credit agreement...      (650,000)    (3,000,000)       600,000
  Payments of other long-term debt.........................      (100,000)       (72,020)      (366,001)
  Exercise of stock options................................        98,233        164,010        618,903
                                                             ------------   ------------   ------------
          Net cash provided by (used for) financing
            activities.....................................      (552,435)    18,284,366        542,325
                                                             ------------   ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH....................            --         (3,254)        21,038
                                                             ------------   ------------   ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......       210,006      5,227,619     (4,648,344)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...............       386,608        596,614      5,824,233
                                                             ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR.....................  $    596,614   $  5,824,233   $  1,175,889
                                                             ============   ============   ============
SUPPLEMENTARY DISCLOSURE OF NONCASH TRANSACTIONS:
  Property and equipment contributed as capital by joint
    venture partner........................................  $    277,000   $         --   $         --
                                                             ============   ============   ============
  Property, plant and equipment acquired in exchange for
    accounts receivable and inventory......................  $         --   $         --   $    344,000
                                                             ============   ============   ============
  Property and equipment purchased under capital lease and
    long-term debt.........................................  $         --   $    358,930   $    730,080
                                                             ============   ============   ============
  Liabilities assumed in Parlex-Dynaflex acquisition.......  $         --   $         --   $    140,000
                                                             ============   ============   ============

                See notes to consolidated financial statements.

                      PARLEX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS--Parlex Corporation ("Parlex" or the "Company") is a provider of flexible interconnect solutions to the automotive, telecommunications and networking, diversified electronics, aerospace and computer markets. Parlex's product offerings include flexible circuits, laminated cable, flexible interconnect hybrid circuits, prototype flexible circuits and flexible interconnect assemblies.

    BASIS OF CONSOLIDATION--The consolidated financial statements include the accounts of Parlex, its wholly owned subsidiaries and its 50.1% investment in Parlex (Shanghai) Circuit Co., Ltd. (see Note 2), whose fiscal year end is March 31. This entity is consolidated on a three-month time lag. Intercompany transactions have been eliminated.

    FOREIGN CURRENCY TRANSLATION--The functional currency of foreign operations is deemed to be the local country's currency. Assets and liabilities of operations outside the United States are translated into United States dollars using current exchange rates at the balance sheet date. Results of operations are translated at average exchange rates prevailing during each period.

    CASH AND CASH EQUIVALENTS--Cash and cash equivalents include short-term highly liquid investments purchased with remaining maturities of three months or less.

    SHORT-TERM INVESTMENTS--The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At June 30, 1999 and 1998, the Company had categorized all securities as "available-for-sale," since the Company may liquidate these investments currently. In calculating realized gains and losses, cost is determined using specific identification. SFAS No. 115 requires that unrealized gains and losses on available-for-sale securities be excluded from earnings and reported in a separate component of stockholders' equity.

    INVENTORIES--Inventories of raw materials are stated at the lower of first-in, first-out cost or market. Work in process represents costs accumulated under a job-cost accounting system, less the estimated cost of shipments to date, in the aggregate not in excess of net realizable value. At June 30, inventories consisted of:

                                                                 1998         1999
                                                              ----------   -----------
Raw materials...............................................  $3,413,657   $ 3,746,245
Work in process.............................................   5,933,000     7,197,212
                                                              ----------   -----------
Total.......................................................  $9,346,657   $10,943,457
                                                              ==========   ===========

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives: buildings--40 years; machinery and equipment--5 to 15 years; and leasehold improvements over the terms of the lease.

    REVENUE RECOGNITION--Product sales are recognized upon shipment. License fees and royalty income are recognized when earned.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) financial statements. The Company will adopt SAB No. 101 as required in the fiscal fourth quarter of 2000 and are evaluating the effect that SAB No. 101 may have on the consolidated financial statements.

    RESEARCH AND DEVELOPMENT--Research and development costs are expensed as incurred and amounted to $2,717,000, $3,123,000 and $3,760,000 for the years ended June 30, 1997, 1998 and 1999, respectively. These amounts are reflected in the Company's cost of products sold.

    INCOME TAXES--The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income taxes are provided for items which are recognized in different years for tax and financial reporting purposes.

    INCOME PER SHARE--Basic income per share is calculated on the weighted average number of common shares outstanding during the year. Diluted income per share is calculated on the weighted average number of common shares and common share equivalents resulting from options outstanding except where such items would be antidilutive.

    A reconciliation between shares used for computation of basic and dilutive income per share is as follows:

                                                              1997        1998        1999
                                                            ---------   ---------   ---------
Shares of basic computation...............................  3,569,052   4,295,706   4,661,790
Effect of dilutive stock options..........................    145,987     169,821     109,084
                                                            ---------   ---------   ---------
Shares for dilutive computation...........................  3,715,039   4,465,527   4,770,874
                                                            =========   =========   =========

    For the years ended June 30, 1998 and 1999 potential common shares are not included in the per-share calculations for those shares that are antidilutive. Antidilutive potential shares not included in per-share calculations for 1998 and 1999 were approximately 73,542 and 87,250, respectively. There were no antidilutive shares for the year ended June 30, 1997.

    USE OF ESTIMATES--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable, useful lives of property, plant, and equipment, goodwill, accrued liabilities including health insurance claims, and deferred income taxes. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. The carrying amounts of the Company's debt instruments approximate fair value because of the relative consistency of interest rates since its issuance.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    GOODWILL--Goodwill associated with the allocation of the purchase price over the fair value of the assets received and liabilities assumed in connection with the business acquisition is being amortized on a straight-line basis over its expected life of 10 years. The Company evaluates the carrying value of goodwill based upon current and anticipated undiscounted cash flows attributable to discrete operations, and recognizes an impairment when it is probable that such estimated future net income and/or cash flows will be less than the carrying value of goodwill. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and estimated fair value.

    RECLASSIFICATIONS--Certain prior period amounts have been reclassified to conform to the current year presentation.

    STOCK-BASED COMPENSATION--The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, using the intrinsic value method as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments issued to employees and nonemployee directors. The difference between accounting for stock-based compensation under APB Opinion No. 25 and SFAS No. 123 is disclosed in Note 8.

    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS--During 1999, the Company adopted the disclosure provisions of SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The following components and changes in balances of accumulated other comprehensive income are as follows:

                                                          FOREIGN                    ACCUMULATED
                                                         CURRENCY     UNREALIZED        OTHER
                                                        TRANSLATION    GAINS ON     COMPREHENSIVE
                                                        ADJUSTMENTS   INVESTMENTS      INCOME
                                                        -----------   -----------   -------------
Balance, July 1, 1996.................................    $  (162)      $   --         $  (162)
  Change in balance...................................     (4,591)          --          (4,591)
                                                          -------       ------         -------
Balance, June 30, 1997................................     (4,753)          --          (4,753)
  Change in balance...................................     (3,254)      10,192           6,938
                                                          -------       ------         -------
Balance, June 30, 1998................................     (8,007)      10,192           2,185
  Change in balance...................................     20,999       (8,306)         12,693
                                                          -------       ------         -------
Balance, June 30, 1999................................    $12,992       $1,886         $14,878
                                                          =======       ======         =======

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    A summary of the changes in unrealized gains in short-term investments is as follows for the years ended June 30:

                                                                1997       1998       1999
                                                              --------   --------   --------
Unrealized gains on short-term investments:
  Unrealized holding gains arising during the year..........  $    --    $18,325    $    --
  Less reclassification adjustment for gains realized in net
    income..................................................       --     (8,133)    (8,306)
                                                              -------    -------    -------
Net unrealized gains on short-term investments..............  $    --    $10,192    $(8,306)
                                                              =======    =======    =======

    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)--SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company organizes itself as one segment reporting to the chief operating decision-maker. Revenue consists of product sales, license fees and royalty income.

    FUTURE ADOPTION OF ACCOUNTING PRONOUNCEMENTS--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS
No. 133 will be adopted by the Company during fiscal year 2001. The Company has not completed an evaluation of the effects of adopting SFAS No. 133 on its consolidated financial position, results of operations and financial statement disclosures.

2. JOINT VENTURE

    In May 1995, the Company entered into an agreement to establish a limited liability company in the form of a joint venture in the People's Republic of China. The Company owns 50.1% of the joint venture. The joint venture manufactures flexible printed circuits and commenced operations in September 1995.

3. CASH AND SHORT-TERM INVESTMENTS

    A summary of the Company's investments available for sale by major security type at June 30, 1999 is as follows:

                                                               GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
SECURITY TYPE                                      COST        GAINS        LOSSES       VALUE
-------------                                   ----------   ----------   ----------   ----------
Corporate debt securities.....................  $1,605,067     $1,886     $      --    $1,606,953
                                                ==========     ======     =========    ==========

    All corporate debt securities at June 30, 1999 have contractual maturities of less than one year.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

3. CASH AND SHORT-TERM INVESTMENTS (CONTINUED)
    A summary of the Company's investments available for sale by major security type at June 30, 1998 was as follows:

                                                              GROSS        GROSS
                                               AMORTIZED    UNREALIZED   UNREALIZED      FAIR
SECURITY TYPE                                    COST         GAINS        LOSSES        VALUE
-------------                                 -----------   ----------   ----------   -----------
Corporate debt securities...................  $12,150,064    $23,588      $(12,892)   $12,160,760
U.S. Government obligations.................      500,034         --          (504)       499,530
                                              -----------    -------      --------    -----------
                                              $12,650,098    $23,588      $(13,396)   $12,660,290
                                              ===========    =======      ========    ===========

    The fair value of debt securities at June 30, 1998, by contractual maturity, was as follows:

Due in one year or less (including approximately $5,800,000
  classified as cash equivalents)...........................  $10,943,337
Due in one to five years....................................    1,716,953
                                                              -----------
                                                              $12,660,290
                                                              ===========

4. ACCRUED LIABILITIES

    Accrued liabilities at June 30 consisted of:

                                                                 1998         1999
                                                              ----------   ----------
Payroll and related expenses................................  $1,489,205   $1,828,682
Accrued health insurance....................................     202,353      182,479
Other.......................................................     662,242      581,494
                                                              ----------   ----------
Total.......................................................  $2,353,800   $2,592,655
                                                              ==========   ==========

5. INDEBTEDNESS

    The Company's China joint venture had a short-term bank loan bearing interest at 1.25% over the Singapore Interbank Offer Rate ("SIBOR"). During 1999, this loan was paid in full.

    Long-term debt at June 30 consisted of:

                                                                 1998         1999
                                                              ----------   ----------
Revolving credit agreement..................................  $       --   $  600,000
Capital lease obligations...................................     286,909      930,988
China joint venture bank note...............................   1,000,000      720,000
                                                              ----------   ----------
Total long-term debt........................................   1,286,909    2,250,988
Less current portion........................................     121,158      619,206
                                                              ----------   ----------
Long-term debt--net.........................................  $1,165,751   $1,631,782
                                                              ==========   ==========

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

5. INDEBTEDNESS (CONTINUED)
    On November 12, 1997, the Company renegotiated its unsecured Revolving Credit Agreement (the "Agreement") (originally dated June 22, 1994) making available up to a total of $10,000,000 through September 30, 2000. On
October 1, 2000, the Agreement converts to a term loan with principal and interest payments due monthly over a sixty-month period to September 30, 2005. Borrowings under the Agreement are at the bank's corporate base rate (7.75% at June 30, 1999), and carry an annual commitment fee of .25% on the average daily unused portion of the bank's commitment. Interest is payable monthly. At
June 30, 1999, $600,000 was outstanding and the unused commitment amounted to $9,400,000.

    The Agreement has restrictive covenants related to tangible net worth, current ratio, working capital, debt service ratio, and the ratio of total liabilities to equity.

    The Company's China joint venture bank note bears interest at 6.5% and is payable in installments through 2001.

    The maturities for long-term debt at June 30, 1999 are as follows:

2000........................................................  $  619,206
2001........................................................     709,845
2002........................................................     365,616
2003........................................................     286,321
2004........................................................     120,000
Thereafter..................................................     150,000
                                                              ----------
                                                              $2,250,988
                                                              ==========

    Interest paid during the years ended June 30, 1997, 1998 and 1999 was approximately $394,000, $115,000 and, $236,000, respectively.

    Approximately $335,000 and $1,065,000 of equipment is recorded under capital leases at June 30, 1998 and 1999, respectively. Accumulated amortization on the capital lease equipment approximated $63,000 and $118,000 at June 30, 1998 and 1999, respectively.

6. OTHER NONCURRENT LIABILITIES

    Other noncurrent liabilities at June 30 consisted of:

                                                                 1998         1999
                                                              ----------   ----------
Deferred income taxes (Note 7)..............................  $1,223,121   $1,503,060
Deferred compensation.......................................   1,024,323    1,108,882
                                                              ----------   ----------
                                                              $2,247,444   $2,611,942
                                                              ==========   ==========

    The timing of deferred compensation payments cannot presently be determined. Amounts, if any, which may be paid within one year are not material.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

7. INCOME TAXES

    The provision for income taxes consisted of:

                                                           1997          1998         1999
                                                        -----------   -----------   ---------
Current:
  State...............................................  $  (157,115)  $  (172,771)  $(132,271)
  Federal.............................................   (1,005,712)   (1,268,103)   (697,590)
  Foreign.............................................           --            --     (40,591)
Deferred..............................................      (86,375)      (98,640)    (93,580)
                                                        -----------   -----------   ---------
Total.................................................  $(1,249,202)  $(1,539,514)  $(964,032)
                                                        ===========   ===========   =========

    A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                                1997       1998       1999
                                                              --------   --------   --------
Statutory federal income tax rate...........................     34%        34%        34%
State income taxes, net of federal tax benefit..............      3          2          1
Foreign income--not subject to taxation.....................     --         (5)        (9)
Foreign sales corporation...................................     (1)        (1)        (3)
Tax credits.................................................     (1)        (1)        (1)
Other.......................................................      2          1         (1)
                                                                 --         --         --
Effective income tax rate...................................     37%        30%        21%
                                                                 ==         ==         ==

    Income before income taxes consisted of:

                                                            1997         1998         1999
                                                         ----------   ----------   ----------
Domestic...............................................  $3,294,622   $4,169,556   $3,150,969
Foreign................................................      86,545      960,042    1,529,855
                                                         ----------   ----------   ----------
Total..................................................  $3,381,167   $5,129,598   $4,680,824
                                                         ==========   ==========   ==========

    The Company's China joint venture was exempt from income taxes for the two years ended December 31, 1998. For the next three years, the China joint venture is eligible for a 50% reduction in the statutory income tax rate of 15%. Accordingly, income tax of 7.5% was recorded for the three months ended
March 31, 1999, which, as disclosed in Note 1, is the fiscal year end for the China joint venture.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

7. INCOME TAXES (CONTINUED)
    Deferred income tax assets and liabilities at June 30 are attributable to the following:

                                                                 1998         1999
                                                              ----------   ----------
Deferred tax liabilities:
  Depreciation..............................................  $1,597,409   $1,919,950
  Prepaid expenses..........................................      29,918       29,394
                                                              ----------   ----------
                                                               1,627,327    1,949,344
                                                              ----------   ----------
Deferred tax assets:
  Inventories...............................................      63,730       80,621
  Allowance for doubtful accounts...........................      63,341       76,849
  Accruals..................................................     110,148      168,643
  Self-insurance............................................      79,836       72,054
  Deferred compensation.....................................     409,404      443,227
  Tax credit carryforwards..................................      50,472      163,974
                                                              ----------   ----------
                                                                 776,931    1,005,368
                                                              ----------   ----------
Net deferred tax liability..................................  $  850,396   $  943,976
                                                              ==========   ==========

    Deferred taxes have not been recorded on undistributed earnings of the China joint venture (approximately $1,161,000) because such amounts are considered permanently invested.

    Income tax payments of approximately $751,500, $1,557,000 and $605,000 were made in 1997, 1998 and 1999, respectively.

8. STOCKHOLDERS' EQUITY

    The Board of Directors is authorized to establish one or more series of preferred stock and to fix and determine the number and conditions of preferred shares, including dividend rates, redemption and/or conversion provisions, if any, preference and voting rights. At June 30, 1999, the Board of Directors has not authorized any series of preferred stock.

    In October 1997, the Company sold 1,000,000 shares of its common stock in an underwritten public offering. Proceeds to the Company totaled $20.4 million, net of expenses associated with the offering. The proceeds are being used to expand manufacturing facilities and purchase capital equipment. A portion of the proceeds was also used to repay all the outstanding indebtedness under the Company's Revolving Credit Agreement.

    The Company has incentive and nonqualified stock option plans covering officers, key employees and directors who are not otherwise employees. The options are generally exercisable commencing one year from the date of grant and typically expire in either five or ten years, depending on the plan. The option price for the incentive stock options and for the directors' plan is fair market value at the date of grant. Nonqualified stock options are granted at fair market value or at a price determined by the Board of Directors, depending on the plan. In certain cases, the Company may, at the option of the Board of Directors, reimburse the employees for the tax cost associated with their options.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

8. STOCKHOLDERS' EQUITY (CONTINUED)
    During 1997, the Company established the 1996 Outside Directors' Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the automatic grant of 1,500 options annually to each member of the Board of Directors who is not an employee of the Company. Discretionary grants of up to 2,250 options annually per director may also be made at the discretion of the Board of Directors. All grants are made at the market value of the stock on the date of the grant. There are 150,000 shares available for grant under the 1996 Plan, of which 7,500 were granted during the year for a total of 22,500 shares granted under the 1996 Plan at June 30, 1999.

    At June 30, 1999, there were 243,133 shares reserved for future grants for all of the above-mentioned plans.

    The following is a summary of activity for all of the Company's stock option plans:

                                                                         WEIGHTED-
                                                                          AVERAGE
                                                               SHARES    EXERCISE
                                                               UNDER     PRICE PER     SHARES
                                                               OPTION      SHARE     EXERCISABLE
                                                              --------   ---------   -----------
July 1, 1996................................................   316,314    $ 4.56       148,778
  Granted...................................................    10,500      6.67
  Surrendered...............................................    (6,000)     3.30
  Exercised.................................................   (29,780)     4.70
                                                              --------    ------       -------
June 30, 1997...............................................   291,034      4.77       191,085
  Granted...................................................    95,750     18.50
  Surrendered...............................................    (1,315)     5.13
  Exercised.................................................   (51,899)     3.16
                                                              --------    ------       -------
June 30, 1998...............................................   333,570      8.96       199,375
  Granted...................................................    52,500     12.79
  Surrendered...............................................    (1,940)    12.49
  Exercised.................................................  (140,500)     4.41
                                                              --------    ------       -------
June 30, 1999...............................................   243,630    $12.38       105,244
                                                              ========    ======       =======

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

8. STOCKHOLDERS' EQUITY (CONTINUED)
    The following table sets forth information regarding options outstanding at June 30, 1999:

                                                         OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                                       ------------------------   --------------------
                                                        WEIGHTED-
                                                         AVERAGE      WEIGHTED-              WEIGHTED-
                                                        REMAINING      AVERAGE                AVERAGE
               EXERCISE                    NUMBER      CONTRACTUAL    EXERCISE               EXERCISE
                PRICES                   OUTSTANDING   LIFE (YEARS)     PRICE      NUMBER      PRICE
---------------------------------------  -----------   ------------   ---------   --------   ---------
                  $2.67................     22,500           0.15      $  2.67     22,500      $2.67
                  4.17.................        750           0.15         4.17        750       4.17
                  5.67.................     22,500           5.15         5.67     18,000       5.67
                  5.84.................     25,880            1.7         5.84     17,432       5.84
                  6.67.................      9,750           5.99         6.67      8,250       6.67
                  10.00................      7,500           9.43        10.00         --         --
                  12.35................     15,000           6.64        12.35      9,000      12.35
                  13.25................     45,000           4.16        13.25         --         --
                  15.50................      7,500           8.43        15.50      7,500      15.50
                  18.75................     87,250           3.14        18.75     21,812      18.75
                                           -------                     -------    -------
            $2.67--18.75...............    243,630                     $ 12.38    105,244      $9.11
                                           =======                                =======

    As described in Note 1, the Company uses the intrinsic value method in accordance with APB No. 25 to measure compensation expense associated with grants of stock options to employees. Had the Company used the fair value method to measure compensation, the Company's net income and diluted income per share would have been $2,029,904 or $.55 per share in 1997, $2,944,591 or $.66 per share in 1998 and $2,606,350 or $.55 per share in 1999.

    The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model are as follows:

                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Average risk-free interest rate.............................    6.2%        5.2%        5.5%
Expected life of option grants..............................  2.5 years   2.5 years   2.5 years
Expected volatility of underlying stock.....................    143%         72%         69%
Expected dividend rate......................................    None        None        None

    The weighted-average fair value of options granted in 1997, 1998 and 1999 was $5.71, $8.34 and $5.76, respectively.

    The option pricing model was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of ten years. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

9. BENEFIT PLANS

    The Company has a qualified profit-sharing retirement plan to provide benefits to eligible employees. Annual contributions to the plan are at the discretion of the Board of Directors and are discretionary in amounts. No contributions were made to the plan for the years ended June 30, 1997, 1998 and 1999.

    The Company has a 401(k) Savings Plan (the "Plan") covering all employees of the Company who have six consecutive months of service and have attained the age of twenty-one. Matching employer contributions can be made to the Plan at the discretion of the Board of Directors. The Company contributed $90,000 and $172,000 to the Plan for the years ended June 30, 1998 and 1999, respectively. No matching contributions were made to the Plan for the year ended June 30, 1997.

10. COMMITMENTS AND CONTINGENCIES

    The Company leases certain property and equipment under agreements generally with initial terms from three to five years with renewal options. Rental expense for each of the years ended June 30, 1997, 1998 and 1999 approximated $576,000, $742,000 and $869,000, respectively. Future payments under noncancelable operating leases are:

2000..          $725,000
2001..           693,000
2002..           387,000
2003..           260,000
2004..           260,000

    From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management is not aware of any current legal matters that will have a material adverse effect on the Company's consolidated financial position or results of operations.

11. BUSINESS SEGMENT, MAJOR CUSTOMER AND INTERNATIONAL OPERATIONS

    The Company operates within a single segment of the electronics industry as a specialist in the interconnection and packaging of electronic equipment with its product lines of flexible printed circuits, laminated cable, and related assemblies. The Company organizes itself as one segment reporting to the chief operating decision-maker. Revenue consists of product sales, license fees, and royalty income.

    Sales to several divisions of one customer represented 20%, 23% and 15% of total revenues in 1997, 1998 and 1999, respectively.

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

11. BUSINESS SEGMENT, MAJOR CUSTOMER AND INTERNATIONAL OPERATIONS (CONTINUED) Summarized information relating to international operations is as follows:

                                                         1997          1998          1999
                                                      -----------   -----------   -----------
Revenues:
  United States.....................................  $48,434,514   $48,521,029   $46,785,650
  Canada............................................    2,443,000     6,311,000    10,671,000
  China.............................................    1,037,298     1,793,030     1,929,250
  Other.............................................    3,172,041     3,650,112     7,661,383
                                                      -----------   -----------   -----------
Total revenues from unaffiliated customers..........  $55,086,853   $60,275,171   $67,047,283
                                                      ===========   ===========   ===========
The principal product group sales were:
  Flexible circuits.................................  $41,492,550   $44,378,680   $49,625,163
  Laminated cables..................................   13,484,593    15,669,656    16,747,637
                                                      -----------   -----------   -----------
Product sales.......................................  $54,977,143   $60,048,336   $66,372,800
                                                      ===========   ===========   ===========
Long-lived assets:
  United States.....................................  $12,476,319   $18,843,351   $31,110,693
                                                      ===========   ===========   ===========
  China.............................................  $ 1,724,105   $ 1,829,306   $ 2,356,264
                                                      ===========   ===========   ===========

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data are as follows (in thousands except per share amounts):

                                                         FIRST      SECOND     THIRD      FOURTH
                                                        --------   --------   --------   --------
1998 QUARTERS
Revenues..............................................  $13,717    $14,184    $14,296    $18,078
Gross profit..........................................    3,178      2,869      3,027      3,897
Net income............................................      728        587        823      1,019
Net income per share:
  Basic...............................................      .19        .14        .18        .22
  Diluted.............................................      .18        .13        .17        .21
1999 QUARTERS
Revenues..............................................  $15,492    $15,354    $16,099    $20,102
Gross profit..........................................    2,441      2,834      3,987      5,001
Net income............................................      199        540        944      1,337
Net income per share:
  Basic...............................................      .04        .12        .20        .28
  Diluted.............................................      .04        .11        .20        .28

13. PURCHASE OF PARLEX-DYNAFLEX

    On April 30, 1999, the Company established a wholly owned subsidiary and purchased the assets of Dynaflex, a business which produces custom flexible circuits. The acquisition has been

                      PARLEX CORPORATION AND SUBSIDIARIES

                FISCAL YEARS ENDED JUNE 30, 1997, 1998 AND 1999

13. PURCHASE OF PARLEX-DYNAFLEX (CONTINUED) accounted for as a purchase business combination and the results of Parlex-Dynaflex are included in the consolidated results of the Company since the purchase date, April 30, 1999. The cost of acquisition was $2,620,000, plus $140,000 of liabilities assumed, and the purchase price has been allocated to acquired accounts receivable, inventory, property, plant and equipment and accounts payable. Approximately $1,200,000 has been recorded as goodwill which reflects the excess of purchase price over the fair value of assets and liabilities acquired. Goodwill is reported within other assets on the consolidated balance sheets and is being amortized on a straight-line basis over ten years. The results of operations of Dynaflex were not significant to the Company in either 1999 or 1998. Accordingly, pro forma information has not been presented.

14. SUBSEQUENT EVENT


    On March 1, 2000, pursuant to a Stock Purchase Agreement dated as of
January 21, 2000, by and among the Company and Cookson Group plc and Cookson Investment, Inc. (together, "Cookson"), the Company completed its acquisition of the stock of two Cookson wholly-owned subsidiaries, Poly-Flex Circuits Limited and Poly-Flex Circuits, Inc., for $19,650,000 in cash. In connection with the acquisition, the Company entered into a loan agreement (the "Loan Agreement") dated March 1, 2000, with Fleet National Bank. The Loan Agreement provided for two credit facilities consisting of a $15,000,000 revolving credit facility, which replaced the Company's existing revolving credit facility, and a $15,000,000 term loan. All amounts outstanding under the revolving credit facility are payable on December 31, 2001. The $15,000,000 term loan is payable in twenty consecutive quarterly installments in amounts equal to $750,000 for the first nineteen installments and the unpaid principal balance for the final installment. Interest accrues on the loans made under the credit facilities at the Company's option at either Fleet National Bank's prime rate or the LIBOR base rate plus a margin ranging from 1.5% to 2.0%. Total amounts outstanding under the term loan and revolving credit facility as of March 1, 2000 totaled $15,000,000 and $5,240,000 respectively.

           PARLEX PROVIDES A WORLD OF FLEXIBLE INTERCONNECT SOLUTIONS

    This page will include photographs of Parlex manufacturing facilities in the following locations:

    - Methuen, Massachusetts

    - Cranston, Rhode Island

    - San Jose, California

    - Salem, New Hampshire

    - Newport, Isle of Wight, United Kingdom

    - Empalme, Sonora, Mexico

    - Shanghai, People's Republic of China

    The layout of the page will be arranged as a collage of our facilities superimposed over an image of a globe.

    Each facility photograph will include a caption at the bottom of the picture identifying that facility's location.

    Our logo will appear in the bottom right corner of the page.

                                1,400,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS
                               ------------------

                          ADAMS, HARKNESS & HILL, INC.


                            NEEDHAM & COMPANY, INC.



                            ------------------------


                                           , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following statement sets forth the estimated amounts of expenses to be borne by us in connection with the offering described in this Registration Statement. All amounts are estimates except the SEC registration fee and the NASD Regulation filing fee.

SEC registration fee........................................  $ 12,539
NASD Regulation filing fee..................................  $  5,250
Nasdaq National Market fee..................................  $ 16,100
Printing fees and expenses..................................  $ 75,000
Legal fees and expenses.....................................  $150,000
Accounting fees and expenses................................  $100,000
Blue Sky fees and expenses..................................  $ 10,000
Transfer agent and registrar fees...........................  $  5,000
Miscellaneous expenses......................................  $ 26,111
                                                              --------

  Total Expenses............................................  $400,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    We are subject to the provisions of Section 67 of Chapter 156B of the Massachusetts General Laws which provides as follows:

        "Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by
    (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan

        No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

        The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

        A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability."

    Article 6D of our Articles, which provision is explicitly non-exclusive, provides that (i) any past or present director or officer of Parlex is indemnified to the fullest extent permitted by law against any expenses incurred in connection with any proceeding in which he may be a party or in which he is otherwise involved as a result of his serving or having served as an officer of Parlex or at our request, as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan, and provides that (ii) we may under certain conditions pay the indemnification in advance. This provision does not authorize indemnification where it has been adjudicated that the director or officer did not act in good faith in the reasonable belief that his action was in our best interests or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Moreover, in the event that an action, suit or proceeding is comprised or settled so as to impose any liability or obligation on the director or officer, the provision does not authorize indemnification if we have obtained an opinion of counsel that this director or officer did not act in good faith in the reasonable belief that his action was in our best interests.


    In addition, our directors and officers are insured against liability for errors and omissions in their capacity as such by an insurance policy for Parlex with a $5.0 million limit.


    For the undertaking with respect to indemnification, see Item 17 herein.

ITEM 16. EXHIBITS


1                       Underwriting Agreement

5.1                     Opinion of Ropes & Gray re: validity of shares

5.2                     Opinion of Kutchin & Rufo, P.C. re: validity of shares

23.1                    Consent of Deloitte & Touche LLP

23.2                    Consent of KPMG Audit Plc

23.5 Consent of Ropes & Gray (included in the opinion filed as Exhibit 5.1)

23.6 Consent of Kutchin & Rufo, P.C. (included in the opinion filed as Exhibit 5.2)

24.1        *           Power of Attorney


------------------------


*   Previously filed.


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section
13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Methuen, The Commonwealth of Massachusetts, on this 24th day of May, 2000.


                                                       PARLEX CORPORATION

                                                       BY:            /S/ HERBERT W. POLLACK
                                                            -----------------------------------------
                                                                   Herbert W. Pollack, Chairman


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
               /s/ HERBERT W. POLLACK                  Chairman of the Board of          May 24, 2000
     -------------------------------------------         Directors
                 Herbert W. Pollack

                          *                            Senior Vice President and Chief   May 24, 2000
     -------------------------------------------         Financial Officer (Principal
                   Robert A. Rieth                       Financial and Accounting
                                                         Officer)

                          *                            President, Chief Executive        May 24, 2000
     -------------------------------------------         Officer and Director
                   Peter J. Murphy                       (Principal Executive Officer)

                          *                            Director                          May 24, 2000
     -------------------------------------------
                 Sheldon A. Buckler

                          *                            Director                          May 24, 2000
     -------------------------------------------
                   Richard W. Hale

                          *                            Director                          May 24, 2000
     -------------------------------------------
                   M. Joel Kosheff

                          *                            Director                          May 24, 2000
     -------------------------------------------
                   Lester Pollack

                          *                            Director                          May 24, 2000
     -------------------------------------------
               Benjamin M. Rabinovici

        *By:          /s/ HERBERT W. POLLACK
     -------------------------------------------
                 Herbert W. Pollack
                  Attorney-in-Fact

                                 EXHIBIT INDEX


NUMBER                                        TITLE OF EXHIBIT
------                                        ----------------
 1.1                    Underwriting Agreement

 5.1                    Opinion of Ropes & Gray re: validity of shares

 5.2                    Opinion of Kutchin & Rufo, P.C. re: validity of shares

 23.1                   Consent of Deloitte & Touche LLP

 23.2                   Consent of KPMG Audit Plc

 23.5 Consent of Ropes & Gray (included in the opinion filed as Exhibit 5.1)

 23.6 Consent of Kutchin & Rufo, P.C. (included in the opinion filed on Exhibit 5.2)

 24.1*                  Power of Attorney


------------------------


*   Previously filed.